2005 ANNUAL REPORT
Linear Technology Corporation


05067488



$1B*

Innovation has its **rewards**







*One Billion Dollars in Sales with 41% Net Profit

Linear Technology Corporation (Nasdaq: LLTC) designs, manufactures and markets a broad line of high performance analog integrated circuits used by major communications, computer and industrial companies worldwide. Linear (or analog) circuits provide an essential bridge between our analog world and the digital microelectronics used in digital consumer products, wireless communications, notebook and handheld computers, computer peripherals, medical instrumentation, factory automation, automotive electronics and many other applications. Linear Technology provides customers with high performance amplifiers, comparators, voltage references, monolithic filters, linear regulators, DC/DC converters, battery chargers, data converters, communications interface circuits, RF signal conditioning circuits and many other analog functions.

The Company markets over 7,500 products to over 15,000 original equipment manufacturers. These products compete in the marketplace based on their performance, functional value, quality and reliability. Linear Technology products are produced using state-of-the-art silicon gate CMOS, BiCMOS, Complementary Bipolar, High Voltage and RF wafer fabrication process technologies.

Linear Technology is headquartered in Milpitas, California and employs approximately 3,200 people worldwide. In addition to manufacturing and test facilities in California, Washington, Singapore and Malaysia, the company has nine satellite design centers in California (2), Colorado, Vermont, Massachusetts, New Hampshire, North Carolina, Arizona and Singapore.

*"Its products are so coveted that Linear Tech has **averaged a better-than-40% net operating margin for the past five years.**"*

BusinessWeek

Smart Strategies | Profits

Crimson Success

Harvard aims for the following asset allocation over time:

U.S. EQUITIES	15%
COMMODITIES	13
PRIVATE EQUITY	13
HEDGE FUNDS	12
U.S. BONDS	11
FOREIGN EQUITIES	10
REAL ESTATE	10
INFLATION-INDEXED BONDS	6
EMERGING MARKETS	5
HIGH-YIELD	5
FOREIGN BONDS	5
BORROWED MONEY	–5

and their taxes down. No doubt about it.

What have been your biggest disappointments?
I was a fan of emerging-market equities early on, but I was wrong for a long time. And a lot of the trades we make each day are bad. But we try to structure them in such a way so that if things go wrong, we don't lose a great deal of money. And if they go right, we make a lot of money.

Critics argue that your managers are overpaid. Your two top managers ... million last year.

Margins To Marvel At

Some companies have learned how to prosper in good times and bad. BY JOSEPH WEBER

Wary of taking fliers on untested companies? A smarter—and safer—way to go is to find outfits with healthy profit margins year in and year out. Such companies have shown they can make money in good times and bad—whether they have the latest technology or simply a lock on their industries or market niches that competitors can't touch.

You find such moneymakers in all sorts of businesses, from high tech to drugs. At *BusinessWeek*'s request, Zacks Investment Research Inc. of Chicago ranked the top performers of the Standard & Poor's 500-stock index by their net operating margin—aftertax income, without unusual items, divided by sales. BW then culled the list to take out those that face humbling challenges, such as drugmaker Merck & Co., which is reeling from the Vioxx fallout and uncertainty ... management succes-... ...ixed compa-... basis,

ly priced today, these high performers are likely to continue to be big gainers over time.

Look at Linear Technology Corp. It's a small player in the giant chip business, with less than $1 billion in annual sales. But the 23-year-old Milpitas (Calif.) company churns out chips used in such hot areas as cell phones and notebook computers. Its products are so coveted that Linear Tech has averaged a better-than-40% net operating margin for the past five years, nearly twice that of its far bigger rival, Intel Corp. "They make gobs of money," says David Wu, semiconduc-

Profit Powerhouses

Companies with an ability to maintain their profit margins make good investments, especially in an era when many face higher costs and little pricing power. Some promising picks:

COMPANY/SYMBOL	NET OPERATING 2004*	PROFIT MARGIN 5-YR. AVERAGE**
AMBAC FINANCIAL ABK	50.0%	57.6%
LINEAR TECHNOLOGY LLTC	40.9	40.6
QUALCOMM QCOM	37.3	27.8
MICROSOFT MSFT	36.7	37.7
MOODY'S MCO	31.6	24.3
...N AMGN	30.6	31.3
	30.4	25.9
	28.8	22.0
		22.4

Financial Highlights



NET REVENUES
($ in millions)
1050
01 02 03 04 05



NET INCOME
($ in millions)
434
01 02 03 04 05



NET REVENUES PER EMPLOYEE
($ in thousands)
326
01 02 03 04 05



NET INCOME PER EMPLOYEE
($ in thousands)
135
01 02 03 04 05



232
259
282
200
2001



120
121
130
141
2002



142
145
154
166
2003



174
186
209
238
2004



253
250
291*
256
2005

QUARTERLY NET REVENUES
($ in millions)

*includes $40 million of royalty revenue

$ in thousands, except per share amounts	2005	2004	2003	2002	2001
Net Revenues	**$ 1,049,694**	$ 807,281	$ 606,573	$ 512,282	$ 972,625
Operating Income	**589,629**	436,730	294,511	225,099	546,285
Net Income	**433,974**	328,171	236,591	197,629	427,456
Return on Sales	**41.3%**	40.7%	39.0%	38.6%	43.9%
Diluted Earnings Per Share	**1.38**	1.02	0.74	0.60	1.29
Cash and Short-Term Investments	**1,790,912**	1,656,540	1,593,567	1,552,030	1,549,002
Working Capital	**1,799,570**	1,629,481	1,613,971	1,558,584	1,525,624
Total Assets	**2,286,234**	2,087,703	2,056,879	1,988,433	2,017,074
Long-Term Debt	**–**	–	–	–	–
Stockholders' Equity	**2,007,034**	1,810,605	1,814,929	1,781,454	1,781,957

"*Linear's* ***gold mine*** *is unique analog chips.*"

San Jose Mercury News

"*… Linear's focus on the cream of the analog market allows it to crank out operating margins … of better than 50 percent,* ***outperforming software companies like Oracle and Microsoft.***"

Red Herring



San Jose Mercury News
SV150
SILICON VALLEY'S LARGEST PUBLICLY TRADED COMPANIES
RED
03.07.05
The Anti-Intel
Power
PiperJaffray
supply chain

"*… Linear has executed with laser precision. Its* ***gross margins of 78 percent are the highest in the chip industry****, and its pretax profits have exceeded 50 percent of sales for 39 consecutive quarters.*"

Electronics Supply & Manufacturing

"*In sum, we believe Linear remains a very well-managed, highly profitable, R&D-driven, highly diversified* ***cash-generating machine.***"

Tore Svanberg
US Bancorp Piper Jaffray



Robert H. Swanson, Jr.
Executive Chairman



Lothar Maier
Chief Executive Officer



David B. Bell
President



Paul Coghlan
Vice President, Finance
and Chief Financial Officer

To Our Stockholders

Linear Technology's single business objective has always been to innovate in delivering high performance analog integrated circuits to the electronics marketplace. Innovation starts with high performance integrated circuit design. Innovation is also prominent in our manufacturing facilities where new wafer manufacturing processes are developed, and where flawless execution in delivery of quality products within consistently low lead times is differentiating to our customer base. This cutting edge innovation is introduced to the market through a solutions focused technical sales force. We do only high performance analog from circuit design to shipment. We do it well!

Innovation has its rewards.

Fiscal 2005 was a rewarding year. Revenues grew 30%, net profits grew 32%, cash and short-term investments grew $134.4 million, net of spending $257 million to buy back 7 million shares of common stock and net of distributing $111 million in cash dividends.

Fiscal 2005 was also a milestone year. Revenues for the first time exceeded $1 billion dollars. Profits before tax exceeded 50% of net revenues for the 41st consecutive quarter, 10 years. Cash flow from operations was positive for the 77th consecutive quarter, 19 years.

Total revenue of $1,050,000,000 including royalty revenue of $40,000,000 was an increase of $242,000,000 or 30% from the previous year. Net income was $434,000,000, an increase of $106,000,000 or 32% from the prior year. Our return on sales was 41%. The resulting diluted earnings per share were $1.38 versus $1.02 per share in fiscal 2004. We paid cash dividends of $0.36 per share for the year versus $0.28 per share in fiscal 2004. Our return on equity was 23% and our return on equity, net of cash, was 234%.

These results were attained in what was generally described as a slow growth environment. We outgrew all of our major competitors, all of whom had one or more substantially down sales quarters. Innovation drove our effectiveness as we had unique solutions for those markets that demonstrated above average growth such as MP3 players, Power-over-Ethernet applications, automotive electronics and applications for very high speed, high resolution mixed signal analog to digital converters.

In other markets, where growth in 2005 was more modest, innovation afforded us good relative performance. Xenon flash chargers and other battery associated power management products facilitated growth in cell phones and digital still cameras. Delta Sigma analog to digital converters and new generation amplifiers helped our continual presence in the industrial marketplace. As a result of these and many other products we continue to be very diversified in the electronics marketplace. 35% of our business is in communications, of which 11% is in handsets; 11% in cell phone infrastructure; and 13% in networking. 32% of our business is in industrial including medical; 16% is in computing; 9% in high end consumer; 5% in automotive; and finally, 3% in satellite and military.

Our penetration into these markets is global as 28% of our product sales took place in the United States, 17% in Europe, 14% in Japan and 41% in the rest of Asia. However, 47% of the demand for our products is created in the USA, although roughly one-third of this demand is shipped offshore. To match this distribution of demand we expanded our sales force, principally overseas.

Who was most profitable

Ranked by percentage of sales each company turned into profit

Rank	Company	%
1 (1)	Linear Technology	41%
2 (108)	Gilead Sciences	34%
3 (21)	DSP Group	32%
4 (3)	Maxim Integrated	31%
5 (5)	Adobe Systems	28%
6 (23)	Essex Property	27%
7 (17)	Altera	27%
8 (*)	Sirf Technology	26%
9 (4)	Oracle	26%
10 (56)	McAfee	25%

Source: San Jose Mercury News 2005 SV150 Survey

"It's unquestionably true—nobody comes close to their margins."

Tore Svanberg
US Bancorp Piper Jaffray

"Today, analog is even trendy."

Reed Business Publications' Mover & Shakers



Innovators

LINEAR TECHNOLOGY

Enviable position

Linear Technology continues to enjoy profitability about which many other companies can only dream.

By Drew Wilson

BIG AND PROVOCATIVE, they're nice to look at and highly desirable, especially for those in the digital world. The double-digit gross margins enjoyed by Linear Technology continue to entice the investment community, ballooning to 77 percent of revenues in fiscal-year 2004.

"It's unquestionably true—

Demand also proved strong for analog chips in LCD displays, automotive telematics systems, and power-over-Ethernet controllers. "These are the new growth markets for analog," Swanson says. Finally, rebounds in Linear's traditional markets of industrial, medical instrumentation, and communications infrastructure all

commodity-oriented and therefore can't bring home the same high margins as the top players in high-performance analog. "We have a lot more pricing power," Swanson says.

Linear outsources very little manufacturing. Swanson says front-end work is integral to proprietary analog products because processes can be tailored to push the performance limits of the ICs. Better performance generates higher pricing. "If design is 65 to 70 percent of what makes us different, 35 percent is still unique processes," Swanson says. "Outsourcing for us would be the death of Linear Technology."

So Swanson and three other National employees started Linear. The idea was to create a smaller company concentrated strictly on analog, though during the digital revolution not many others could be convinced that this was a forward-looking strategy.

In the early days Linear focused on industrial and mili-

"It was a big year all-around for us. At the end of fiscal 2004, we were clicking on all cylinders."

The Anti-Intel

Linear Technology's Bob Swanson thinks everything we knew about chips is wrong. It looks like he may be right.

"...you're not analog, you're missing the boat."

"Now that the world is moving to multi-media, we need people who understand analog. We're coming up short."

Will Strauss
Forward Concepts

"The accelerating speeds and falling costs of all things digital are creating new opportunities for Linear."

Red Herring

*"Wall Street analysts consider the 23-year-old company to be one of the **best-managed** players in the chip industry."*

Electronics Supply & Manufacturing

*"I challenge you to find any company anywhere with a **better business model**."*

Tom Thornhill
UBS Securities

*"Analog companies' assets are their people, and **those assets appreciate over time**."*

Ramesh Misra
C.E. Unterberg, Towbin


China-Japan tension p.9 • Market outlook p.18 • Exporting Lean p.20
VALLEY RAKES IN RECORD PROFITS
TECH FIRMS PARTIED LIKE 1999, BUT 2 MEASURES SORELY LAGGED: STOCK PRICES AND EMPLOYMENT

*"Linear Technology continues to enjoy profitability about which many **other companies can only dream**."*

Reed Business Publications' Mover & Shakers

*"By focusing on this hot market, Linear has made itself one of the **most profitable** companies in the technology industry."*

San Jose Mercury News

Critical advances were made in factory execution in 2005. New processes were developed to support forthcoming new business objectives in high frequency product development and ever more demanding power management requirements. Also manufacturing capacity was expanded. New clean room expansion in both our fabrication plants has been completed, which would support a doubling of our current sales level. In addition we are well advanced in the construction of an additional test facility adjacent to our existing facility in Singapore.

Innovation is challenging, exciting, but also demanding. It is better to lead than chase. People, our employees, innovate and execute. High performance should be rewarded. In 2005 Linear's profit sharing program paid out roughly 44% of base pay to all domestic employees, of which approximately one-third went into a 401(k) based retirement program. Linear has historically had a balanced compensation philosophy between cash and stock based compensation. In fiscal 2006, an expense will be estimated for all forms of stock based compensation and charged to the income statement. We believe the impact for Linear will be roughly 10% of net income, which will be modest compared to other technology companies and affords us flexibility going forward in competing for and retaining unique analog talent.

2005 was also a good year in attracting this unique analog talent. We added to our cadre of satellite design centers by opening a new location in Phoenix, Arizona. We now have 9 satellite centers. We also further enhanced our analog intern program, recruiting from the top engineering schools. This was our most prolific year in adding to our circuit design professional talent.

In fiscal 2005 our innovation was rewarded, not only by customers, but by competitors as well. We finalized a royalty agreement with a significant competitor. We believe that this is the largest dollar royalty in the analog circuit design area, with an initial payment of $40,000,000 for past royalties and further royalties to be earned quarterly from July 2005 through June 2013.

In summary, innovation, flawless execution and shared profits result in outstanding financial performance. A true high performance analog business has high return financials as demonstrated in this annual report.

Innovation has its rewards.

For this opportunity we are grateful to our employees and thankful for the demands and support of our customers and stockholders.

Sincerely,



Robert H. Swanson, Jr.
Executive Chairman



Lothar Maier
Chief Executive Officer



David B. Bell
President



Paul Coghlan
Vice President, Finance
and Chief Financial Officer

2005 Financial Report

FINANCIAL ANALYSIS
(Year ended July 3, 2005)

Profitability:	Operating Margin	56.2%
	Return on Equity	22.7%
	Return on Assets	19.8%
	Return on Sales	41.3%
Liquidity:	Quick Ratio	9.2
	Current Ratio	9.7

Leverage:	Long-Term Debt	none
Asset Turns:	Inventory Turns	6.5
	Sales/Fixed Assets (ROI)	5.0
Cash Flow:*	As a % of Net Revenues	37.3%

*excludes common stock repurchases


54
56
61
66
69
74
86
99
103
103
122
106
2003
2004
2005
NET INCOME (Quarterly)
($ in millions)


43
80
56
93
75
102
83
135
103
82
63
144
2003
2004
2005
CASH FLOW* (Quarterly)
($ in millions)


46
47
49
51
91
98
114
134
144
138
166
142
2003
2004
2005
OPERATING INCOME (Quarterly)
($ in millions)


.17
.18
.19
.21
.22
.23
.27
.31
.33
.33
.39**
.34
2003
2004
2005
DILUTED EARNINGS PER SHARE (Quarterly)
(cents)

**includes royalty income

Fiscal 2005 was a strong year for the Company as net revenues and net income grew 30% and 32%, respectively. The Company's growth was broad based as revenues grew in each of its major end-markets: Communications, Industrial, Computer, High-End Consumer, Automotive and Military. For the first time in the Company's history net revenue reached $1 billion, which included a $40 million royalty. The royalty revenue was a significant event for the Company since it confirms the strength of its intellectual property. The Company generated $134.4 million in cash and short-term investments after repurchasing roughly 7.0 million shares of its common stock for $257.2 million. The Company paid cash dividends of $0.36 per share, an increase of $0.08 per share over the previous fiscal year.

Return on sales for the year of 41% continued to be at an industry leading level. Through the quarter ended July 3, 2005 the Company achieved:

- **47 consecutive quarters with pretax profits exceeding 40% of net revenues**
- **41 consecutive quarters with pretax profits exceeding 50% of net revenues**
- **77 consecutive quarters with positive cash flow from operations**

The table above entitled "Financial Analysis" shows the strength of the Company's operating results and financial position as expressed in ratios used by the financial community.

The success of the Company is attributable to its employees. In recognition of this performance, the Company funds an attractive profit sharing and 401(k) retirement plan. The plan covers essentially all full-time employees; payout for fiscal 2005 was approximately 44% of salary, making it one of the industry's most attractive profit sharing programs.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
SEP 30 2005
185

FORM 10-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 3, 2005

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-14864

LINEAR TECHNOLOGY CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**94-2778785**
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)
1630 McCarthy Boulevard, Milpitas, California	**95035**
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	(ZIP CODE)

Registrant's telephone number, including area code (408) 432-1900

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $9,593,000,000 as of December 31, 2004 based upon the closing sale price on the Nasdaq National Market System reported for such date. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 306,792,088 shares of the registrant's common stock issued and outstanding as of July 31, 2005.

DOCUMENTS INCORPORATED BY REFERENCE:

(1) Items 10, 11, 12 and 14 of Part III incorporate information by reference from the definitive proxy statement (the "2005 Proxy Statement") for the 2005 Annual Meeting of Stockholders, to be filed subsequently.

EXPLANATORY NOTE

This Annual Report on Form 10-K/A for the fiscal year ended July 3, 2005 is being filed for the purposes of refiling Exhibits 31.1 and 31.2, and supersedes the prior filing of the Annual Report on Form 10-K for the fiscal year ended July 3, 2005 in its entirety. No changes other than the changes to Exhibit 31.1 and 31.2 are being made by means of this filing.

PART I

ITEM 1. BUSINESS

Except for historical information contained in this Form 10-K, certain statements set forth herein, including statements regarding future revenues and profits; future conditions in the Company's markets; availability of resources and manufacturing capacity; and the anticipated impact of current and future lawsuits and investigations are forward-looking statements that are dependent on certain risks and uncertainties including such factors, among others, as the timing, volume and pricing of new orders for the Company's products, timely ramp-up of new facilities, the timely introduction of new processes and products, general conditions in the world economy and financial markets and other factors described below. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and variations of such words and similar expressions are intended to identify such forward-looking statements. See "Risks and Competition" in the "Business" section of this Annual Report on Form 10-K for a more thorough list of potential risks and uncertainties.

General

Linear Technology Corporation (together with its consolidated subsidiaries, "Linear Technology" or the "Company") designs, manufactures and markets a broad line of standard high performance linear integrated circuits. Applications for the Company's products include telecommunications, cellular telephones, networking products, notebook computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, complex medical devices, automotive electronics, factory automation, process control, and military and space systems. The Company is a Delaware corporation; it was organized and incorporated in California in 1981. The Company competes primarily on the basis of performance, functional value, quality, reliability and service.

Available information

We make available free of charge through our website, *www.linear.com*, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to those reports as soon as reasonably practicable after such materials are electronically filed with the Securities and Exchange Commission ("SEC"). These reports may also be requested by contacting Paul Coghlan, 1630 McCarthy Blvd., Milpitas, CA 95035. Our Internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K. In addition, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549 or may obtain information by calling the SEC at 1-800-SEC-0330. Moreover, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding reports that we file electronically with them at *http://www.sec.gov*.

The linear circuit industry

Semiconductor components are the electronic building blocks used in electronic systems and equipment. These components are classified as either discrete devices (such as individual transistors) or integrated circuits (in which a number of transistors and other elements are combined to form a more complicated electronic circuit). Integrated circuits ("ICs") may be divided into two general categories, digital and linear (or analog). Digital circuits, such as memory devices and microprocessors, generally process on-off electrical signals, represented by binary digits, "1" and "0." In contrast, linear circuits monitor, condition, amplify or transform continuous analog signals associated with physical properties, such as temperature, pressure, weight, light, sound or speed, and play an important role in bridging between real world phenomena and a variety of electronic systems. Linear circuits also provide voltage regulation and power control to electronic systems, especially in hand-held battery powered systems.

The Company believes that several factors generally distinguish the linear integrated circuit business from the digital circuit business, including:

Importance of Individual Design Contribution. The Company believes that the creativity of individual design engineers is of particular importance in the linear circuit industry. The design of a linear integrated circuit generally involves a greater variety and less repetition of circuit elements than digital design. In addition, the interaction of linear circuit elements is complex, and the exact placement of these elements in the circuit is critical to the circuit's precision and performance. Computer-aided engineering and design tools for linear circuits are not as accurate in modeling circuits as those tools used for designing digital circuits. As a result, the contributions of a relatively small number of individual design engineers are generally of greater importance in the design of linear circuits than in the design of digital circuits.

Smaller Capital Requirements. Digital circuit design attempts to minimize device size and maximize speed by increasing circuit densities. The process technology necessary for increased density requires very expensive wafer fabrication equipment. In contrast, linear circuit design focuses on precise matching and placement of circuit elements, and linear circuits often require large feature sizes to achieve precision and high voltage operation. Accordingly, the linear circuit manufacturing process generally requires smaller initial capital expenditures, particularly for photomasking equipment and clean room facilities, and less frequent replacement of manufacturing equipment because the equipment has, to date, been less vulnerable to technological obsolescence.

Market Diversity; Relative Pricing Stability. Because of the varied applications for linear circuits, manufacturers typically offer a greater variety of device types to a more diverse group of customers, who typically have smaller volume requirements per device. As a result, linear circuit manufacturers are often less dependent upon particular products or customers; linear circuit markets are generally more fragmented; and competition within those markets tends to be more diffused.

The Company believes that competition in the linear circuit market is particularly dependent upon performance, functional value, quality, reliability and service. As a result, linear circuit pricing has generally been more stable than most digital circuit pricing. In recent years the average selling price of the Company's products in total has declined. This is primarily a result of an increase in sales of smaller package products as a percentage of total units sold, which have lower average selling prices and lower manufacturing costs.

Less Japanese And Other Asian Competition. To date, Japanese and other Asian firms have concentrated their efforts on the high volume digital and consumer linear markets, as opposed to the high performance end of the linear circuit market served by the Company.

Products and markets

Linear Technology produces a wide range of products for a variety of customers and markets. The Company emphasizes standard products to address larger markets and to reduce the risk of dependency upon a single customer's requirements. The Company targets the high performance segment of the analog integrated circuit market. "High performance" may be characterized by higher precision, higher efficiency, lower noise, higher speed, more subsystem integration on a single chip and many other special features. The Company focuses virtually all of its design efforts on proprietary products, which at the time of introduction are original designs by the Company offering unique characteristics differentiating them from those offered by competitors.

Although the types and mix of linear products vary by application, the principal product categories are as follows:

Amplifiers — These circuits amplify the output voltage or current of a device. The amplification represents the ratio of the output voltage or current to the input voltage or current. The most widely used device is the operational amplifier due to its versatility and precision.

High Speed Amplifiers — These amplifiers are used to amplify signals from 5 megahertz to several hundred megahertz for applications such as video, fast data acquisition and communications.

Voltage Regulators — Voltage regulators deliver a tightly controlled voltage to power electronic systems. This category of product consists primarily of two types, the linear regulator and the switch mode-regulator. Switch mode regulators are also used to convert voltage up or down within an electronic system for power management and battery charging.

Voltage References — These circuits serve as electronic benchmarks providing a constant voltage for measurement systems usage. Precision references have a constant output independent of input, temperature changes or time.

Interface — Interface circuits act as an intermediary to transfer digital signals between or within electronic systems. These circuits are used in computers, modems, instruments and remote data acquisition systems.

Data Converters — These circuits change linear (analog) signals into digital signals, or visa versa, and are often referred to as data acquisition subsystems, A/D converters and D/A converters. The accuracy and speed with which the analog signal is converted to its digital counterpart (and visa versa) is considered a key characteristic for these devices. Low speed data converters may have resolution up to 24 bits, while high speed converters may operate in the region of 100 megahertz sample rate.

Radio Frequency Circuits — These circuits include mixers, modulators, demodulators, amplifiers, drivers, and power detectors and controllers. They are used in wireless and cable infrastructure, cellphones, and wireless data communications infrastructure.

Other — Other linear circuits include buffers, battery monitors, motor controllers, hot swap circuits, comparators, sample-and-hold devices, drivers and filters (both switched capacitor and continuous time,) which are used to limit and/or manipulate signals in such applications as cellular telephones, base stations, navigation systems and industrial applications.

Linear circuits are used in various applications including telecommunications, cellular telephones, networking products such as power over Ethernet switches, notebook computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, complex medical devices, automotive electronics, factory automation, process control, and military and space systems. The Company focuses its product development and marketing efforts on high performance applications where the Company believes it can position itself competitively with respect to product performance and functional value.

The following table sets forth examples of product families by end-market application and end-market:

Market	End Applications/Products	Example Product Families
Industrial	Flow or rate metering	
	Position/pressure/ temperature sensing and controls	
	Robotics	
	Energy management	
	Process control data communication	
	Network and factory automation	
	Security and surveillance systems	
	Curve tracers	Data acquisition products
	Logic analyzers	High performance operational amplifiers
	Multimeters	
	Oscilloscopes	Interface (RS 485/232) products
	Test equipment	Instrumentation amplifiers
	Voltmeters	Line drivers
	Network analyzers	Line receivers
	Weighing scales	Precision comparators
	Analytic instruments	Precision voltage references
	Gas chromatographs	Monolithic filters
	EKG, CAT scanners	Switching voltage regulators
	DNA analysis	Voltage references
	Blood analyzers	Hot swap circuits
		DC-DC converters
Space/Military	Communications	
	Satellites	
	Guidance and navigation systems	
	Displays	
	Firing controls	
	Ground support equipment	
	Radar systems	
	Sonar systems	
	Surveillance equipment	
	GPS	
Automotive	Entertainment	
	Navigation systems	
	Daytime running lights	
	Dashboard instrumentation	
	Emission controls	
	Safety systems	
	Collision avoidance systems	
Communications	Cellular phones (CDMA/WCDMA/	
	GPRS/3G)	DC — DC converters
	Cellular basestations	V.35 transceivers
	Pagers	High-speed amplifiers
	Modems/fax machines	Line drivers
	PBX switches	Line receivers
	Optical networking	Low noise operational amplifiers
	ADSL modems	Micropower products

Market	End Applications/Products	Example Product Families
	Channel service unit/data service units	Power management products
	Cable modems	Switched capacitor filters
	Internet appliances	Voltage references
	Servers	Voltage regulators
	Routers	Data acquisition products
	Switches	Hot Swap controllers
	Power over Ethernet	Multi-protocol circuits
		Thermoelectric coolers
		Power amplifier controllers
		Mixers/Modulators/Demodulators
		Battery chargers
		Power over Ethernet controllers
		Multi-Phase switching regulators
Computer/High-End Consumer	Communications/interface modems	Battery chargers
	Disk drives	DC — DC converters
	Notebook computers	Data acquisition products
	Desktop computers	Hot Swap controllers
	Workstations	Line drivers
	LCD monitors	Line receivers
	Plotters/printers	Low drop out linear regulators
	Digital still cameras	Micropower products
	High Definition TVs	Multi-Phase switching regulators
	Handheld PCs	PCMCIA power switching
	Battery chargers	Power management
	Electronic Toys	Power sequencing/monitoring
	Video/multimedia systems	
	MP3 players	
	Digital video recorders	
	Set top boxes/ Satellite receivers	
	Plasma and LCD display TVs	
	PDAs	

Marketing and customers

The Company markets its products worldwide, through a direct sales staff, electronics distributors and a small network of independent sales representatives, to a broad range of customers in diverse industries. The Company sells to over 15,000 Original Equipment Manufacturer (OEM) customers directly and/or through the sales distributor channel. Distributor and direct customers generally buy on an individual purchase order basis, rather than pursuant to long-term agreements. The Company's primary domestic distributor, Arrow Electronics, accounted for 13% of net revenues during fiscal 2005 and 18% of accounts receivable as of fiscal 2005 year-end; 15% of net revenues during fiscal 2004 and 20% of accounts receivable as of fiscal 2004 year-end; and 15% of net revenues for fiscal 2003 and 18% of accounts receivable as of fiscal 2003 year-end. Distributors are not end customers, but rather serve as a channel of sale to many end users of the Company's products. No other distributor or customer accounted for 10% or more of net revenues for fiscal 2005, 2004 or 2003.

The Company's products typically require a sophisticated technical sales effort. The Company's sales organization is divided into domestic and international regions. The Company's sales offices located in the United States are in the following metropolitan areas: Seattle, Boston, Baltimore, Denver, Philadelphia, Raleigh, Chicago, Dallas, Austin, Houston, San Jose, Los Angeles, Irvine, San Diego, Huntsville, Minneapolis, Cleveland and Portland. Internationally, the Company has sales offices in: London, Stockholm, Ascheberg, Munich, Stuttgart, Paris, Lyon, Milan, Helsinki, Tokyo, Nagoya, Osaka, Taipei, Singapore, Seoul, Hong Kong, Bejing, Shanghai and Shenzhen.

The Company has agreements with 3 independent sales representatives in the United States and 1 in Canada. Commissions are paid to sales representatives upon shipments either directly from the Company or through distributors. The Company has agreements with 3 independent distributors in North America, 4 in Europe, 3 in China, 2 each in Japan and Taiwan, and 1 each in Korea, Singapore, Malaysia, Thailand, South Africa, Philippines, India, Israel, Brazil, Australia, and New Zealand. The Company's distributors purchase the Company's products for resale to customers. Additionally, domestic distributors often sell competitors' products. Under certain agreements, the Company's domestic distributors are entitled to price protection on inventory if the Company lowers the prices of its products. The agreements also generally permit distributors to exchange up to 3% of purchases on a semi-annual basis.

The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. The agreements generally permit distributors to exchange up to 5% of purchases on a semi-annual basis. See Critical Accounting Estimates and Note 1 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K, which contains information regarding the Company's revenue recognition policy.

During fiscal 2005, 2004 and 2003, export sales were primarily to Europe, Japan and Rest of the World ("ROW"), which is primarily Asia excluding Japan, and represented approximately 70%, 71% and 68% of net revenues, respectively. Because most of the Company's export sales are billed and payable in United States dollars, export sales are generally not directly subject to fluctuating currency exchange rates. Although export sales are subject to certain control restrictions, including approval by the Office of Export Administration of the United States Department of Commerce, the Company has not experienced any material difficulties relating to such restrictions.

The Company's backlog of released and firm orders was approximately $90.1 million at July 3, 2005 as compared with $151.2 million at June 27, 2004. In addition to its backlog, the Company had $37.9 million of products sold to and held by domestic distributors at July 3, 2005 as compared to $36.0 million at June 27, 2004. Generally, shipments to domestic distributors are not recognized as revenues until the distributor has sold the products to its customers. The Company defines backlog as consisting of distributor stocking orders and OEM orders for which a delivery schedule has been specified by the OEM customer for product shipment within six months. Although the Company receives volume purchase orders, most of these purchase orders are cancelable, generally outside of thirty days of delivery, by the customer without significant penalty. Lead-time for the release of purchase orders depends upon the scheduling practices of the individual customer and the availability of individual products, so the rate of booking new orders varies from month to month. The ordering practices of many semiconductor customers has shifted from a practice of placing orders with delivery dates extending over several months to the practice of placing orders with shorter delivery dates in concert with the Company's lead times. Also, the Company's agreements with certain distributors provide for price protection. Consequently, the Company does not believe that its backlog at any time is necessarily representative of actual sales for any succeeding period.

In the operating history of the Company, seasonality of business has not been a material factor, although the results of operations for the first fiscal quarter of each year are impacted slightly by customary summer holidays, particularly in Europe.

The Company warrants that its products, until they are incorporated in other products, are free from defects in workmanship and materials and conform to the Company's published specifications. Warranty expense has been nominal to date. Refer to Note 1 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K, which contains information regarding the Company's warranty policy.

Manufacturing

The Company's wafer fabrication facilities are located in Camas, Washington ("Camas") and Milpitas, California ("Hillview"). Each facility was built to Company specifications to support a number of sophisticated process technologies and to satisfy rigorous quality assurance and reliability requirements of United States military specifications and major worldwide OEM customers. In addition to wafer fabrication facilities, the Company has an assembly facility located in Malaysia and a test facility located in Singapore. All of the Company's facilities have received ISO 9001/ISO 9002, QS9000 and ISO 14001 certifications. In addition, the Company's Milpitas, Camas and Singapore manufacturing facilities are certified to TS 16949.

The Company's wafer fabrication facility located in Camas, Washington is used to produce six-inch diameter wafers for use in the production of the Company's devices. During fiscal 2001, the Company purchased an additional 16.5 acres adjacent to its Camas facility for future expansion. The Company's Hillview facility is also a six-inch wafer fabrication plant. The Company currently uses similar manufacturing processes in both its Hillview and Camas facilities.

The Company's basic process technologies include high-speed bipolar, high gain low noise bipolar, radio frequency bipolar, silicon gate complementary metal-oxide semiconductor ("CMOS") and BiCMOS processes. The Company also has two proprietary complementary bipolar processes. The Company's bipolar processes are typically used in linear circuits where high voltages, high power, high frequency, low noise or effective component matching is necessary. The Company's proprietary silicon gate CMOS processes provide switch characteristics required for many linear circuit functions, as well as an efficient mechanism for combining linear and digital circuits on the same chip. The Company's CMOS processes were developed to address the specific requirements of linear circuit functions. The complementary bipolar processes were developed to address higher speed analog functions. The Company's basic processes can be combined with a number of adjunct processes to create a diversity of IC components. A minor portion of the Company's wafer manufacturing, particularly very small feature size CMOS products, is done at an independent foundry. The accompanying chart provides a brief overview of the Company's IC process capabilities:

Process Families	Benefit/Market Advantage	Product Application
P-Well SiGate CMOS	General purpose, stability	Switches, filters, data conversion, chopper amplifiers
N-Well SiGate CMOS	Speed, density, stability	Switches, data conversion
BiCMOS	Speed, density, stability, flexibility	Data conversion
High Power Bipolar	Power (100 watts), high current (10 amps)	Linear and smart power products, switching regulators
Low Noise Bipolar	Precision, low current, low noise, high gain	Op amps, voltage references
High Speed Bipolar	Fast, wideband, video high data rate	Op amps, video, comparators, switching regulators
JFETS	Speed, precision, low current	Op amps, switches, sample and hold
Rad—Hard	Total dose radiation hardened	All space products
Complementary Bipolar	Speed, low distortion, precision	Op amps, video amps, converters
CMOS/ Thin Films	Stability, precision	Filters, data conversion
High Voltage CMOS	High voltage general-purpose, compatible with Bipolar	Switches, chopper amplifiers
Bipolar/Thin Films	Precision, stability, matching	Converters, amplifiers
RF Bipolar	High speed, low power	RF wireless, high speed data communications

The Company emphasizes quality and reliability from initial product design through manufacturing, packaging and testing. The Company's design team focuses on fault tolerant design and optimum location of circuit elements to enhance reliability. Linear Technology's wafer fabrication facilities have been designed to minimize wafer handling and the impact of operator error through the use of microprocessor-controlled equipment. The Company has received Defense Supply Center, Columbus (DSCC,) Jan Class S Microcircuit Certification, which enables the Company to manufacture products intended for use in space or for critical applications where replacement is extremely difficult or impossible and where reliability is imperative. The Company has also received MIL-PRF-38535 Qualified Manufacturers Listing (QML) certification for military products from DSCC.

Processed wafers are sent to either the Company's assembly facility in Penang, Malaysia or to offshore independent assembly contractors where the wafers are separated into individual circuits and packaged. The Penang facility opened in October 1994 and services approximately 70% to 90% of the Company's assembly requirements for plastic packages. The Company's primary subcontractors are Carsem Sdn, located in Malaysia; and NSE, located in Thailand. The Company also maintains domestic assembly operations to satisfy particular customer requirements, especially those for military applications, and to provide rapid turnaround for new product development.

After assembly, most products are sent to the Company's Singapore facility for final testing, inspection and packaging as required. Some products are returned to Milpitas for the same back-end processing. In addition, the Company's Singapore facility serves as a major warehouse and distribution center with the bulk of the Company's shipments to end customers originating from this facility. The expansion of the Singapore facility is nearing completion and is expected to be available for use in the first quarter of fiscal 2006. The expansion will be used primarily to increase the facility's capacity for test and distribution operations.

Linear Technology from time to time has experienced competition for assembly services from other manufacturers seeking assembly of circuits by independent contractors. The Company currently believes that alternative foreign assembly sources could be obtained without significant interruption. Foreign assembly is subject to risks normally associated with foreign operations, including changes in local governmental policies, currency fluctuations, transportation delays and the imposition of export controls or increased import tariffs.

From time to time certain materials, including silicon wafers and plastic molding compounds, have been in short supply. To date the Company has experienced no delays in obtaining raw materials which could have adversely affected production. As is typical in the industry, the Company must allow for significant lead times in delivery of certain materials.

Manufacturing of individual products, from wafer fabrication through final testing, may take from eight to sixteen weeks. Since the Company sells a wide variety of device types, and customers typically expect delivery of products within a short period of time following order, the Company maintains a substantial work-in-process and finished goods inventory.

Based on its anticipated production requirements, the Company believes it will have sufficient available resources and manufacturing capacity for fiscal 2006.

Patents, licenses and trademarks

The Company has been awarded 281 United States and International patents and has filed 147 additional patent applications. Although the Company believes that these patents and patent applications may have value, the Company's future success will depend primarily upon the technical abilities and creative skills of its personnel, rather than on its patents.

The Company relies on patents, trademarks, international treaties and organizations, and foreign laws to protect and enforce its intellectual property. The Company continuously assesses whether to seek formal protection for particular innovation and technologies. As part of the Company's enforcement of its intellectual property, the Company entered into a royalty agreement during fiscal 2005. The agreement resulted in a $40.0 million increase to the Company's revenues for past royalties. Under the terms of the agreement the Company also expects to earn future royalties, which are dependent on the other company's sales of licensed products, quarterly from July 2005 through June 2013.

As is common in the semiconductor industry, the Company has at times been notified of claims that it may be infringing patents issued to others. If it appears necessary or desirable, the Company may seek licenses under such patents, although there can be no assurance that all necessary licenses can be obtained by the Company on acceptable terms. In addition, from time to time the Company may negotiate with other companies to license patents, products or process technology for use in its business. On March 7, 2003, the Company entered into a ten-year patent portfolio cross license agreement with Texas Instruments, Inc.

Research and development

The Company's ability to compete depends in part upon its continued introduction of technologically innovative products on a timely basis. To facilitate this need, the Company has organized its product development efforts into four groups: power management, signal conditioning, mixed signal and high frequency. Linear

Technology's product development strategy emphasizes a broad line of standard products to address a diversity of customer applications. The Company's research and development ("R&D") efforts are directed primarily at designing and introducing new products and to a lesser extent developing new processes and advanced packaging.

As of July 3, 2005, the Company had 833 employees involved in research, development and engineering related functions of which 445 employees are engaged in new product design. In recent years, the Company has opened remote design centers throughout the United States, Singapore and Malaysia as part of the Company's strategy of obtaining and retaining analog engineering design talent. For fiscal years 2005, 2004, and 2003, the Company spent approximately $131.4 million, $104.6 million and $91.4 million, respectively, on R&D. The increase in R&D expenses in 2005 over 2004 was primarily due to an increase in labor expenses caused by increases to profit sharing, restricted stock charges and headcount. Headcount in R&D personnel increased to 833 in fiscal 2005 from 752 in fiscal 2004.

Government sales

The Company currently has no material U.S. Government contracts.

Risks and competition

In addition to the risks discussed below and elsewhere in this "Business" section, see "Factors Affecting Future Operating Results" included in "Management's Discussion and Analysis" for further discussion of other risks and uncertainties that may affect the Company.

Semiconductor Industry. The semiconductor market has historically been cyclical and subject to significant economic downturns at various times, including the recent decline in demand experienced during fiscal 2002 and 2003. The cyclical nature of the semiconductor industry may cause the Company to experience substantial period-to-period fluctuations in its results of operations.

Typically, the Company's ability to meet its revenue goals and projections is dependent to a large extent on the orders it receives from its customers within the period. Historically, the Company has maintained low lead times, which have enabled customers to place orders close to their true needs for product. In defining its financial goals and projections, the Company considers inventory on hand, backlog, production cycles and expected order patterns from customers. If the Company's estimates in these areas become inaccurate, it may not be able to meet its revenue goals and projections. In addition, some customers require the Company to manufacture product and have it available for shipment, even though the customer is unwilling to make a binding commitment to purchase all, or even some, of the product.

The semiconductor industry is characterized by rapid technological change, price erosion, occasional shortages of materials, capacity constraints, variations in manufacturing efficiencies, and significant expenditures for capital equipment and product development. New product introductions are a critical factor for future sales growth and sustained profitability. Although the Company believes that the high performance segment of the linear circuit market is generally less affected by price erosion or by significant expenditures for capital equipment and product development than other semiconductor market sectors, future operating results may reflect substantial period-to-period fluctuations due to these or other factors.

Manufacturing. The Company relies on its internal manufacturing facilities located in California and Washington to fabricate most of its wafers; however, the Company is dependent on outside silicon foundries for a small portion of its wafer fabrication. The Company could be adversely affected in the event of a major earthquake, which could cause temporary loss of capacity, loss of raw materials, and damage to manufacturing equipment. Additionally, the Company relies on its internal and external assembly and testing facilities located in Singapore and Malaysia. The Company is subject to economic and political risks inherent to international operations, including changes in local governmental policies, currency fluctuations, transportation delays and the imposition of export controls or increased import tariffs. The Company could be adversely affected if any such changes are applicable to the Company's foreign operations.

The Company's manufacturing yields are a function of product design and process technology, both of which are developed by the Company. The manufacture and design of integrated circuits is highly complex. To the extent the Company does not achieve acceptable manufacturing yields or there are delays in wafer fabrication, its results of operations could be adversely affected.

Dependence on independent subcontractors and foundries. A portion of the Company's wafers (10% to 30%) are processed by offshore independent assembly subcontractors located in Malaysia and Thailand. These subcontractors separate wafers into individual circuits and assemble them into various finished package types. Reliability problems experienced by the Company's assemblers could cause problems in delivery and quality resulting in potential product liability to the Company. The Company could also be adversely affected by political disorders, labor disruptions, and natural disasters in these locations.

The Company is dependent on outside silicon foundries for a small portion (less than 5%) of its wafer fabrication. If these foundries are unable or unwilling to produce adequate supplies of processed wafers conforming to the Company's quality standards, the Company's business and relationships with its customers for the limited quantities of products produced by these foundries could be adversely affected. Finding alternate sources of supply or initiating internal wafer processing for these products may not be economically feasible.

Worldwide operations. During fiscal 2005 70% of the Company's net revenues were derived from customers in international markets. Also, the Company has test and assembly facilities outside the United States in Singapore and Malaysia. Accordingly, the Company is subject to the economic and political risks inherent in international operations and their impact on the United States economy in general, including the risks associated with ongoing uncertainties and political and economic instability in many countries around the world as well as the economic disruption from acts of terrorism, and the response to them by the United States and its allies.

Litigation. The Company is subject to various legal proceedings arising out of a wide range of matters, including, among others, patent suits and employment claims. From time to time, as is typical in the semiconductor industry, the Company receives notice from third parties alleging that the Company's products or processes infringe the third parties' intellectual property rights. If the Company is unable to obtain a necessary license, and one or more of its products or processes is determined to infringe intellectual property rights of others, a court might enjoin the Company from further manufacture and/or sale of the affected products. In that case, the Company would need to re-engineer the affected products or processes in such a way as to avoid the alleged infringement, which may or may not be possible. An adverse result in litigation arising from such a claim could involve an injunction to prevent the sales of a portion of the Company's products, a reduction or the elimination of the value of related inventories, and/or the assessment of a substantial monetary award for damages related to past sales. The Company does not believe that its current lawsuits will have a material impact on its business or financial condition. However, current lawsuits and any future lawsuits will divert resources and could result in the payment of substantial damages. In addition, the Company may incur significant legal costs to assert its intellectual property rights when the Company believes its products or processes have been infringed by third parties

Key personnel. The Company's performance is substantially dependent on the performance of its executive officers and key employees. The loss of the services of key officers, technical personnel or other key employees could harm the business. The success of the Company depends on its ability to identify, hire, train, develop and retain highly qualified technical and managerial personnel. Failure to attract and retain the necessary technical and managerial personnel could harm the Company.

Competition. Linear Technology competes in the high performance segment of the linear market. The Company's competitors include among others, Analog Devices, Inc., Maxim Integrated Products, Inc., National Semiconductor Corporation and Texas Instruments, Inc. Competition among manufacturers of linear integrated circuits is intense, and certain of the Company's competitors may have significantly greater financial, technical, manufacturing and marketing resources than the Company. The principal elements of competition include product performance, functional value, quality and reliability, technical service and support, price, diversity of product line and delivery capabilities. The Company believes it competes favorably with respect to these factors, although it may be at a disadvantage in comparison to larger companies with broader product lines and greater technical service and support capabilities.

Environmental regulations. Federal, state and local regulations impose various environmental controls on the storage, use, discharge and disposal of certain chemicals and gases used in semiconductor processing. The Company's facilities have been designed to comply with these regulations, and the Company believes that its activities conform to present environmental regulations. Increasing public attention has, however, been focused on the environmental impact of electronics manufacturing operations. While the Company to date has not experienced any materially adverse business effects from environmental regulations, there can be no assurance that changes in such regulations will not require the Company to acquire costly remediation equipment or to incur substantial expenses to comply with such regulations. Any failure by the Company to control the storage, use or disposal of, or adequately restrict the discharge of hazardous substances could subject it to significant liabilities.

Summary. Although the Company believes that it has the product lines, manufacturing facilities and technical and financial resources for its current operations, revenues and profitability can be significantly affected by the above and other factors. Additionally, the Company's common stock could be subject to significant price volatility should sales and/or earnings fail to meet the expectations of the investment community. Furthermore, stocks of high technology companies are subject to extreme price and volume fluctuations that are often unrelated or disproportionate to the operating performance of these companies.

Employees

As of July 3, 2005, the Company had 3,217 employees, including 330 in marketing and sales, 833 in research, development and engineering related functions, 1,960 in manufacturing and production, and 94 in management, administration and finance. The Company has never had a work stoppage, no employees are represented by a labor organization, and the Company considers its employee relations to be good.

Executive Officers of the Registrant

The executive officers of the Company, and their ages as of September 2, 2005, are as follows:

Name	Age	Position
Robert H. Swanson, Jr.	67	Executive Chairman of the Board of Directors
Lothar Maier	50	Chief Executive Officer
David B. Bell	49	President
Paul Chantalat	55	Vice President Quality and Reliability
Paul Coghlan	60	Vice President of Finance and Chief Financial Officer
Robert C. Dobkin	61	Vice President of Engineering and Chief Technical Officer
Alexander R. McCann	39	Vice President and Chief Operating Officer
Richard Nickson	55	Vice President of North American Sales
David A. Quarles	39	Vice President of International Sales
Donald Paulus	48	Vice President and General Manager, Power Products
Robert Reay	44	Vice President and General Manager, Mixed Signal Products

Mr. Swanson, a founder of the Company, has served as Executive Chairman of the Board of Directors since January 2005. Prior to that time he served as Chairman of the Board of Directors and Chief Executive Officer since April 1999, and prior to that time as President, Chief Executive Officer and a director of the Company since its incorporation in September 1981. From August 1968 to July 1981, he was employed in various positions at National Semiconductor Corporation ("National"), a manufacturer of integrated circuits, including Vice President and General Manager of the Linear Integrated Circuit Operation and Managing Director in Europe. Mr. Swanson has a B.S. degree in Industrial Engineering from Northeastern University.

Mr. Maier was named Chief Executive Officer of Linear Technology in January 2005. Prior to that, Mr. Maier served as the Company's Chief Operating Officer for more than five years. Before joining Linear Technology, Mr. Maier held various management positions at Cypress Semiconductor Corp. from 1983 to 1999, most recently as Senior Vice President and Executive Vice President of Worldwide Operations. He holds a BS degree in Chemical Engineering from the University of California at Berkeley.

Mr. Bell has served as President since June 2003. Prior to becoming President, Mr. Bell served as Vice President and General Manager of Power Products from January 2002 to June 2003 and as General Manager of Power Products from February 1999. From June 1994 to January 1999, he held the position of Manager of Strategic Product Development. From July 1991 to May 1994, he was employed as Director of Electrical Engineering at IDEO Product Development. Prior to July 1991, Mr. Bell was employed in various management and engineering positions at Bell Associates, Inc., Sydis, Inc., and Hewlett Packard, Inc. Mr. Bell has a B.S. degree in Electrical Engineering from the Massachusetts Institute of Technology.

Mr. Chantalat has served as Vice President of Quality and Reliability since July 1991. From January 1989 to July 1991, he held the position of Director of Quality and Reliability. From July 1983 to January 1989 he held the position of Manager of Quality and Reliability. From February 1976 to July 1983, he was employed in various positions at National where his most recent position was Group Manager of Manufacturing Quality Engineering. Mr. Chantalat received a B.S. and an M.S. in Electrical Engineering from Stanford University in 1970 and 1972, respectively.

Mr. Coghlan has served as Vice President of Finance and Chief Financial Officer of the Company since December 1986. From October 1981 until joining the Company, he was employed in various positions at GenRad, Inc., a manufacturer of automated test equipment, including Corporate Controller, Vice President of Corporate Quality and most recently Vice President and General Manager of the Structural Test Products Division. Before joining GenRad, Inc., Mr. Coghlan was associated with Price Waterhouse & Company in the United States and Paris, France for twelve years. Mr. Coghlan received a B.A. from Boston College in 1966 and an MBA from Babson College in 1968.

Mr. Dobkin, a founder of the Company, has served as Vice President of Engineering and Chief Technical Officer since April 1999, and as Vice President of Engineering from September 1981 to April 1999. From January 1969 to July 1981, he was employed in various positions at National, where his most recent position was Director of Advanced Circuit Development. Mr. Dobkin has extensive experience in linear circuit design. Mr. Dobkin attended the Massachusetts Institute of Technology.

Mr. McCann was named Chief Operating Officer of Linear Technology in January 2005, prior to that Mr. McCann served as Vice President of Operations since January 2004. Prior to joining Linear, he was Vice President of Operations at NanoOpto Corporation in Somerset, NJ (2002-2003), Vice President of Worldwide Operations at Anadigics Inc. in Warren, NJ (1998-2002) and held various management positions at National Semiconductor UK Ltd. (1985-1998). Mr. McCann received a B.S. (equivalent) in Electrical and Electronic Engineering in 1985 from James Watt College and an MBA in 1998 from the University of Glasgow Business School.

Mr. Nickson has served as Vice President of North American Sales since October 2001. From July 2001 until October 2001 he was Director of USA Sales. From February 1998 until July 2001, he was European Sales Director. From August 1993 until January 1998, he held the position of Northwest Area Sales Manager. From April 1991 to August 1993, he was President and Co-founder of Focus Technical Sales. From August 1983 to April 1991, he served with National in various positions where his most recent position was Vice President of North American Sales. Mr. Nickson was Founder and President of Micro-Tex, Inc. from June 1980 to August 1983. Prior to 1980, Mr. Nickson spent seven years in semiconductor sales, including four years with Texas Instruments. He received a B.S. in Mathematics from Illinois Institute of Technology in 1971.

Mr. Quarles has served as Vice President of International Sales since August 2001. From October 2000 to August 2001, he held the position of Director of Marketing. From July 1996 to September 2000, he held the position of Director of Asia-Pacific Sales stationed in Singapore. From June 1991 to July 1996, he worked as a Sales Engineer and later as District Sales Manager for the Bay Area sales team. Prior to Linear, Mr. Quarles worked two years as a Sales Engineer at National. Mr. Quarles received a B.S. in Electrical Engineering in 1988 from Cornell University.

Mr. Paulus has served as Vice President and General Manager of Power Products since June 2003. He joined the Company in October 2001 as Director, Satellite Design Centers. Prior to joining the Company, he was a founder of Integrated Sensor Solutions, Inc. (ISS) serving as Vice President of Engineering and Chief Operating Officer from 1990 to 1999. ISS was acquired by Texas Instruments, Inc. (TI) in 1999, and Mr. Paulus served as TI's General Manager, Automotive Sensors and Controls in San Jose until October 2001. Prior to ISS, Mr. Paulus served in various engineering and management positions with Sierra Semiconductor (1989-1991), Honeywell Signal Processing Technologies (1984-1989) and Bell Laboratories (1979-1984). Mr. Paulus received a B.S. in Electrical Engineering from Lehigh University, an M.S. in Electrical Engineering from Stanford University and an MBA from the University of Colorado.

Mr. Reay has served as Vice President and General Manager of Mixed Signal Products since January 2002 and as General Manager of Mixed Signal Products since November 2000. From January 1992 to October 2000 he was the Design Engineering Manager responsible for a variety of product families including interface, supervisors, battery chargers and hot swap controllers. Mr. Reay joined Linear Technology in April 1988 as a design engineer after spending four years at GE Intersil. Mr. Reay received a B.S. and M.S. in electrical engineering from Stanford University in 1984.

ITEM 2. PROPERTIES

At July 3, 2005, the Company owned the major facilities described below:

No. of Bldgs	Location	Total Sq. Ft.	Use
4	Milpitas, California	267,000	Executive and administrative offices, wafer fabrication, test and assembly operations, research and development, sales and marketing, and warehousing and distribution
1	Camas, Washington	105,000	Wafer fabrication
1	Chelmsford, Massachusetts	30,000	Research and development; sales and administration
1	Colorado Springs, Colorado	20,000	Research and development
2	Singapore (A)	189,000	Test and packaging operations, warehousing and distribution, research and development
1	Malaysia (B)	130,000	Assembly operations, research and development

(A) Leases on the land used for this facility expire in 2021 through 2022 with an option to extend the lease for an additional 30 years. The Company is nearing completion of the expansion of this facility that will add an additional 117.0 thousand square feet to the facility.

(B) Leases on the land used for this facility expire in 2054 through 2057.

The Company leases design facilities located in: Milpitas, California; Bedford, New Hampshire; Raleigh, North Carolina; Burlington, Vermont; Santa Barbara, California; Grass Valley, California; and Phoenix, Arizona. The Company leases sales offices in the United States in the areas of Bellevue, Baltimore, Denver, Milpitas, Philadelphia, Raleigh, Chicago, Dallas, Austin, Houston, Los Angeles, Irvine, San Diego, Huntsville, Minneapolis, Cleveland and Portland; and internationally in London, Stockholm, Helsinki, Ascheberg, Munich, Stuttgart, Paris, Lyon, Milan, Tokyo, Nagoya, Osaka, Taipei, Singapore, Seoul, Hong Kong, Bejing, Shanghai and Shenzhen. In addition to the above, the Company leases two buildings at its corporate headquarters used for warehousing, distribution and future expansion. See Note 6 of Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. The Company believes that its existing facilities are suitable and adequate for its business purposes through fiscal year 2006.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business which consist of a wide range of matters, including, among others, patent suits and employment claims. The Company does not believe that any of the current suits will have a material impact on its business or financial condition. However, current lawsuits and any future lawsuits will divert resources and could result in the payment of substantial damages.

ITEM 4. SUBMISSION OF MATTER TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the fourth quarter of fiscal 2005.

PART II

ITEM 5. MARKET FOR THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The information regarding market, market price range and dividend information may be found in Note 7 of Notes to Consolidated Financial Statements on this Annual Report on Form 10-K.

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in Item 12 of this Annual Report on Form 10-K.

The following table sets forth certain information with respect to common stock purchased by the Company for the three-month period ended July 3, 2005. In addition to the shares purchased in the table below, the Company also purchased a total of 4,532,770 shares in the first, second and third quarter of fiscal 2005. During fiscal 2005, the Company purchased a total of 7,032,770 shares of common stock for $257.2 million.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
Month #1 (April 4, 2005 – May 1, 2005)	2,325,000	$36.10	2,325,000	14,801,182
Month #2 (May 2, 2005 – May 29, 2005)	175,000	$35.53	175,000	14,626,182
Month #3 (May 30, 2005 – July 3, 2005)	—	—	—	—
Total	2,500,000	$36.06	2,500,000	14,626,182

(1) On July 26, 2005, the Company's Board of Directors authorized the Company to purchase up to an additional 10,000,000 shares of its outstanding common stock in the open market over a two year time period. The 10,000,000 shares authorized is included in the maximum number of shares that may yet be purchased under the plans or programs above.

ITEM 6. SELECTED FINANCIAL DATA

FIVE FISCAL YEARS ENDED JULY 3, 2005	2005	2004	2003	2002	2001
In thousands, except per share amounts					
Income statement information					
Net revenues	$1,049,694	$ 807,281	$ 606,573	$ 512,282	$ 972,625
Net income	433,974	328,171	236,591	197,629	427,456
Basic earnings per share	1.41	1.05	0.76	0.62	1.35
Diluted earnings per share	1.38	1.02	0.74	0.60	1.29
Weighted average shares outstanding — Basic	307,426	312,063	313,115	317,215	316,924
Weighted average shares outstanding — Diluted	315,067	321,456	321,375	328,538	332,527
Balance sheet information					
Cash, cash equivalents and short-term investments	$1,790,912	$1,656,540	$1,593,567	$1,552,030	$1,549,002
Total assets	2,286,234	2,087,703	2,056,879	1,988,433	2,017,074
Long-term debt	—	—	—	—	—
Cash dividends per share	$ 0.36	$ 0.28	$ 0.21	$ 0.17	$ 0.13

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Estimates

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require it to make estimates and judgments that significantly affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company regularly evaluates these estimates, including those related to inventory valuation, revenue recognition and income taxes. These estimates are based on historical experience and on assumptions that are believed by management to be reasonable under the circumstances. Actual results may differ from these estimates, which may impact the carrying values of assets and liabilities.

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of consolidated financial statements.

Inventory Valuation

The Company values inventories at the lower of cost or market. The Company records charges to write down inventories for unsalable, excess or obsolete raw materials, work-in-process and finished goods. Newly introduced parts are generally not valued until success in the market place has been determined by a consistent pattern of sales and backlog among other factors. The Company arrives at the estimate for newly released parts by analyzing sales and customer backlog against ending inventory on hand. The Company reviews the assumptions on a quarterly basis and makes decisions with regard to the reserve based on the current business climate. In addition to write-downs based on newly introduced parts, judgmental assessments are calculated for the remaining inventory based on salability, obsolescence, historical experience and current business conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could adversely affect operating results. If actual market conditions are more favorable, the Company may have higher gross margins when products are sold. Sales to date of such products have not had a significant impact on gross margin.

Revenue Recognition

Revenue from product sales made directly to customers is recognized upon the transfer of title, which generally occurs at the time of shipment. Revenue from the Company's sales to domestic distributors is generally recognized under agreements which provide for certain sales price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the domestic distributors sell the merchandise. The Company relieves inventory and records a receivable on the initial sale to the distributor as title has passed to the distributor and payment is collected on the receivable within normal trade terms. The income to be derived from distributor sales is recorded under current liabilities on the balance sheet as "Deferred income on shipments to distributors" until such time as the distributor confirms a final sale to its end customer.

The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. Revenue on these sales is recognized upon shipment at which time title passes. The Company has reserves to cover expected product returns. If product returns for a particular fiscal period exceed or are below expectations, the Company may determine that additional or less sales return allowances are required to properly reflect its estimated exposure for product returns. Generally, changes to sales return allowances have not had a significant impact on operating margin.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions, such as the tax benefit for export sales, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to the tax provision in a subsequent period.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional tax payments are probable. If the Company determines that payment of these amounts is unnecessary, it will reverse the liability and recognize a tax benefit during the period in which it determines that the liability is no longer necessary. On the other hand, the Company will record an additional charge to its provision for taxes in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be. For a discussion of current tax matters, see "Note 5. Income Taxes" and "Note 6. Commitments and Contingencies" in Part II, Item 8 of this Form 10-K.

Results of Operations

The table below states the income statement items as a percentage of net revenues and provides the percentage change of such items compared to the prior fiscal year amount.

	Fiscal Year Ended			Percentage Change	
	July 3, 2005	June 27, 2004	June 29, 2003	2005 Over 2004	2004 Over 2003
Net revenues	100.0%	100.0%	100.0%	30%	33%
Cost of sales	20.9	23.0	25.6	18	20
Gross profit	79.1	77.0	74.4	34	38
Expenses:					
Research & development	12.5	13.0	15.1	26	14
Selling, general & administrative	10.4	9.9	10.8	37	22
	22.9	22.9	25.9	30	18
Operating income	56.2	54.1	48.5	35	48
Interest income, net	2.9	3.2	6.4	19	(34)
Income before income taxes	59.1%	57.3%	54.9%	34	39
Effective tax rates	30.0%	29.0%	29.0%		

Net revenues for the twelve months ended July 3, 2005 were $1,049.7 million, an increase of $242.4 million or 30% over net revenues of $807.3 million for the same period of the previous fiscal year. The $242.4 million increase in net revenues is primarily due to a $202.4 million increase in product sales, largely due to an increase in unit volume for the twelve-month period. Demand increased for the Company's products in each of its major end-markets, particularly in the industrial, communication and high-end consumer markets. The average selling price for the twelve months ended July 3, 2005 was relatively unchanged at $1.44 per unit as compared to $1.40 per unit in fiscal 2004.

In addition to product sales, the Company entered into a long-term royalty agreement during the third quarter of fiscal 2005 that accounted for $40.0 million of net revenues for the year. The $40.0 million represents past royalties under terms of the settlement and license agreement with the other company. The Company expects to earn future royalties, which are dependent on sales of licensed products by the other company, quarterly from July 2005 through June 2013. Such ongoing quarterly royalty revenue is not expected to be material to each individual quarter's net revenues.

Geographically, international net revenues were $731.0 million or 70% of net revenues for the twelve months ended July 3, 2005, an increase of $161.3 million as compared to international net revenues of $569.7 million or 71% of net revenues for the same period in fiscal 2004. Internationally, sales to Rest of the World ("ROW"), which is primarily Asia excluding Japan, represented $414.3 million or 39% of net revenues, while sales to Europe and Japan were $173.8 million or 17% of net revenues and $142.9 million or 14% of net revenues, respectively. Domestic net revenues were $318.7 million or 30% of net revenues for the twelve months ended July 3, 2005, an increase of $81.1 million as compared to net domestic revenues of $237.6 million or 29% of net revenues in the same period in fiscal 2004. The $81.1 million increase in domestic net revenues includes the $40.0 million royalty mentioned above.

Net revenues for the twelve months ended June 27, 2004 were $807.3 million, an increase of $200.7 million or 33% over net revenues of $606.6 million for the same period of the previous fiscal year. The increase in net revenues for the twelve-month period was due to a significant increase in unit volume as demand increased for the Company's products in each of its major end-markets, particularly in the industrial and communication markets. This increase in unit volume was enhanced by significant growth in sales of smaller packaged products that go into a wide variety of hand-held products such as cellular phones and MP3 players. The significant increase in unit volume was offset partially by a reduction in average selling price, which decreased to $1.40 in fiscal 2004 from $1.57 in fiscal 2003, primarily as a result of the change in sales mix towards smaller packages which carry lower average selling prices.

Geographically, international net revenues were $569.7 million or 71% of net revenue for the twelve months ended June 27, 2004, an increase of $156.3 million as compared to international net revenues of $413.4 million or 68% of net revenues for the same period in fiscal 2003. Internationally, sales to ROW represented $309.1 million or 38% of net revenues, while sales to Europe and Japan were $140.4 million or 18% of net revenues and $120.2 million or 15% of net revenues, respectively. Domestic net revenues were $237.6 million or 29% of net revenues for the twelve months ended June 27, 2004, an increase of $44.4 million as compared to domestic net revenues of $193.2 million or 32% of net revenues in the same period in fiscal 2003. Net revenues increased in absolute dollars both internationally and domestically, however the decline in domestic net revenues as a percentage of net revenues and the respective increase in international net revenues as a percentage of net revenues resulted primarily from the Company's domestic customers shifting more of their manufacturing operations overseas.

The Company ends every fiscal quarter on the Sunday nearest calendar month-end. Roughly, every five years the Company has a 53-week rather than a 52-week fiscal year. Fiscal 2005 is a 53-week year with the additional week falling in the three-month period ending January 2, 2005. For the twelve months ended July 3, 2005, the extra week had a minimal effect on net revenues. The extra week resulted in slightly higher compensation costs in the Research and Development and Selling, General and Administrative lines of the Income Statement. The increase in compensation costs for Cost of Goods Sold was largely offset by lower per unit manufacturing costs resulting from an extra week of production volume. The Company received a benefit from the extra week in Interest Income because it earned an extra week of interest income from its cash investment balance.

Gross profit for the year ended July 3, 2005 was $830.5 million, an increase of $209.2 million or 34% over gross profit of $621.3 million in fiscal 2004. Gross profit as a percentage of net revenues increased to 79.1% of net revenues in fiscal 2005 as compared to 77.0% of net revenues in fiscal 2004. The increase in gross profit as a percentage of net revenues in fiscal 2005 was primarily due to the favorable effect of fixed costs allocated across higher net revenues. The $40.0 million dollar royalty also caused a one-time improvement in gross profit as a percentage of net revenues due to the royalty having minimal incremental production costs.

Gross profit for the year ended June 27, 2004 was $621.3 million, an increase of $169.8 million or 38% over gross profit of $451.5 million in fiscal 2003. Gross profit as a percentage of net revenues increased to 77.0% of net revenues in fiscal 2004 as compared to 74.4% of net revenues in fiscal 2003. The increase in gross profit as a percentage of net revenues in fiscal 2004 was primarily due to the favorable effect of fixed costs allocated across higher net revenues. The decrease in average selling price referred to above did not have a commensurate effect on gross margin. Most of the reduction in average selling price was due to a change in product mix as the Company has had increased sales of products with smaller die and package types, which have a smaller average selling price, but also lower costs.

Research and development ("R&D") expense for the year ended July 3, 2005 was $131.4 million, an increase of $26.8 million or 26% over R&D expense of $104.6 million in fiscal 2004. The increase in R&D was primarily due to a $22.8 million increase in compensation costs. The increase in compensation expense related to the extra week of labor, increased headcount and annual merit increases which totaled $6.8 million; the increase in compensation expense related to restricted stock grants totaled $7.0 million; and, since the Company had better operating results, increased R&D profit sharing totaled $7.1 million. The related employer taxes and other fringe costs on these increases was $1.9 million. In addition to compensation costs, the Company had a $4.0 million increase in R&D related expenses such as third party technology licenses, legal fees, supplies, mask costs and test wafers.

R&D expense for the year ended June 27, 2004 was $104.6 million, an increase of $13.2 million or 14% over R&D expense of $91.4 million in fiscal 2003. The increase in R&D was primarily due to a $10.6 million increase in compensation costs. Compensation costs increased as the result of increases to the profit sharing accrual, employee headcount, annual merit increases, and the related fringe on these increases. Since the Company had better operating results, R&D profit sharing grew $5.5 million while compensation related to headcount, annual merit increases and the related fringe on these increases together totaled $5.1 million. In addition, the Company had a $2.6 million increase in non-compensation costs, primarily software maintenance amortization, supplies and depreciation.

Selling, general and administrative ("SG&A") expense for the year ended July 3, 2005 was $109.4 million, an increase of $29.4 million or 37% over SG&A expense of $80.0 million in fiscal 2004. The increase in SG&A was due to a $20.8 million increase in compensation costs. Compensation related to the extra week of labor, increased headcount and annual merit increases totaled $3.5 million; compensation expense related to restricted stock grants totaled $11.0 million; and, since the Company had better operating results, increased SG&A profit sharing totaled $5.2 million. The related employer taxes and other fringe costs on these increases was $1.1 million. In addition to compensation costs, the Company had a $5.5 million increase in legal expenses and a $3.1 million increase in expenses related to advertising, commissions for the Company's independent sales representatives and travel costs.

SG&A expense for the year ended June 27, 2004 was $80.0 million, an increase of $14.4 million or 22% over SG&A expense of $65.6 million in fiscal 2003. The increase in SG&A was due to a $10.5 million increase in compensation costs. Compensation costs grew as the result of increases to the profit sharing accrual, employee headcount, annual merit increases and commissions. Since the Company had better operating results, SG&A profit sharing grew $4.0 million while compensation related to headcount, annual merit increases and commissions together totaled $6.5 million. In addition to compensation costs, the Company had a $3.9 million increase in SG&A related expenses for advertising, outside services and travel costs.

Interest income, net increased 19% in fiscal 2005 to $30.3 million from $25.5 million in fiscal 2004. Interest income, net increased in fiscal 2005 when compared to fiscal 2004 due to the higher average interest rate earned on the Company's average cash balance; the interest income earned on the increase of the Company's average cash balance and the extra week of accrued interest income resulting from the 53-week work year.

Interest income, net decreased 34% in fiscal 2004 to $25.5 million from $38.7 million in fiscal 2003. Interest income, net decreased in fiscal 2004 when compared to fiscal 2003 due to the decline in average interest rates earned on the Company's cash, cash equivalent and short-term investment balance which was partially offset by the interest earned on the $63.0 million increase in cash, cash equivalents and short-term investment balance. Also contributing to the decline in interest income, net was the increase in interest expense on the Company's long-term royalty agreement. Interest expense for the year ended June 27, 2004 was $2.1 million, an increase of $1.6 million over interest expense of $0.5 million in fiscal 2003.

The Company's effective tax rate was 30% in fiscal 2005 and 29% in fiscal 2004 and 2003. The increase in the tax rate from 29% in fiscal 2004 to 30% in fiscal 2005 is due to the diminishing percentage that tax-exempt interest income is of total taxable income. The tax rate is lower than the federal statutory rate primarily due to business activity in foreign jurisdictions with lower tax rates, tax-exempt interest income and the tax credits received by the Company for qualified R&D expenditures. During the first quarter of fiscal 2006 the Malaysian government agreed to extend the Company's partial tax holiday through July 2015. In addition to the Malaysian tax holiday, the Company also has a partial tax holiday in Singapore through 2011 that may be extended through 2014 provided that the Company fulfills additional investment requirements in qualifying activities.

Factors Affecting Future Operating Results

Except for historical information contained herein, the matters set forth in this Annual Report on Form 10-K, including the statements in the following paragraphs, are forward-looking statements that are dependent on certain risks and uncertainties including such factors, among others, as the timing, volume and pricing of new orders received and shipped during the quarter, timely ramp-up of new facilities, the timely introduction of new processes and products, general conditions in the world economy and financial markets and other factors described below and in "Risks and Competition" located in the "Business" section of this Annual Report on Form 10-K.

Fiscal 2005 was a good year for the Company, net revenues and net income grew 30% and 32%, respectively, over fiscal 2004. For the first time in the Company's history net revenues reached $1.0 billon, which included a $40.0 million royalty. The royalty revenue was a significant event for the Company since it confirms the strength of its intellectual property.

Going forward it continues to be a challenging environment to forecast upcoming results. The June quarter book to bill ratio was slightly less than one, which therefore lowered backlog. Consequently, the September quarter will require a modestly higher percentage of "turns" business, which is orders that must be booked and shipped in the same period. The Company expects that bookings will increase in the September quarter. The Company's September quarter usually begins to show strength in its consumer oriented business although the industrial and communication business is generally slower for the Company. Macro economic trends continue to improve and the September quarter has started strong, with July being the strongest four-week booking month that the Company has had in over a year. Given the above data points and other factors, the Company expects that sales for the September quarter will be similar to the quarter just completed. The Company will begin expensing stock options in the September quarter, which will have an adverse impact on earnings. The Company estimates that total stock based compensation will impact net income by approximately 10% or roughly $0.03 cents a share for the September quarter.

Estimates of future performance are uncertain, and past performance of the Company may not be a good indicator of future performance due to factors affecting the Company, its competitors, the semiconductor industry and the overall economy. The semiconductor industry is characterized by rapid technological change, price erosion, cyclical market patterns, periodic oversupply conditions, occasional shortages of materials, capacity constraints, variations in manufacturing efficiencies and significant expenditures for capital equipment and product development. Furthermore, new product introductions and patent protection of existing products, as well as exposure related to patent infringement suits if brought against the Company, are factors that can influence future sales growth and sustained profitability. The Company's headquarters and a portion of its manufacturing facilities and research and development activities and certain other critical business operations are located near major earthquake fault lines in California, consequently, the Company could be adversely affected in the event of a major earthquake.

Although the Company believes that it has the product lines, manufacturing facilities and technical and financial resources for its current operations, sales and profitability could be significantly affected by factors described above and other factors. Additionally, the Company's common stock could be subject to significant price volatility should sales and/or earnings fail to meet expectations of the investment community. Furthermore, stocks of high technology companies are subject to extreme price and volume fluctuations that are often unrelated or disproportionate to the operating performance of these companies.

Liquidity and Capital Resources

At July 3, 2005, cash, cash equivalents and short-term investments totaled $1.8 billion and working capital was $1.8 billion. During fiscal 2005, the Company repurchased 7.0 million shares of its common stock for $257.2 million and distributed $111.0 million in dividends. After taking into consideration the cash used for these purchases and dividend payments, the Company generated additional cash and short-term investments of $134.4 million.

The Company's accounts receivable balance increased $46.7 million from $79.1 million at the end of fiscal 2004 to $125.8 million at the end of fiscal 2005. The increase is due to higher sales and higher day sales outstanding (DSO) which increased from a historical low of 30 days at the end of the fourth quarter of fiscal 2004 to a more representative 45 days at the end of the fourth quarter of fiscal 2005. DSO of 30 days was unusually low last year due to unusually high collections at the end of the period. Fourth quarter collections in 2004 were $19.0 million higher than shipments.

The Company's accrued payroll and related benefits balance increased $9.5 million from $54.3 million at the end of fiscal 2004 to $63.8 million at the end of fiscal 2005. The increase is primarily due to increases in the Company's profit sharing accrual. The Company accrues for profit sharing on a quarterly basis while distributing payouts to employees on a semi-annual basis during the first and third quarters.

During fiscal 2005, the Company generated $492.7 million of cash from operating activities and $72.7 million in proceeds from common stock issued under employee stock plans. During fiscal 2005, significant cash expenditures included repurchasing $257.2 million of common stock, payments of $111.0 million in cash dividends to stockholders, representing $0.08 per share per quarter for the first and second quarters and $0.10 per share per quarter for the third and fourth quarters, $62.1 million for the purchase of capital assets and net purchases of short-term investments of $15.4 million. In July, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share to be paid during the September quarter of fiscal 2006. The payment of future dividends will be based on quarterly financial performance.

The Company has no debt and has historically satisfied its liquidity needs through cash generated from operations. Given its strong financial condition and performance, the Company believes that current capital resources and cash generated from operating activities will be sufficient to meet its liquidity and capital expenditures requirements for the foreseeable future.

As of July 3, 2005, the Company had no off-balance sheet financing arrangements. At the end of fiscal 2005 the Company entered into a purchase agreement of approximately $22.0 million for two buildings it currently leases. The agreement is contingent upon the owner selling a third building that the Company currently leases. The effect of the agreement will not be significant to the Company's overall results of operation or financial position. The Company did not have any other significant contractual obligation outside of operating leases as disclosed in Note 6 of Notes to Consolidated Financial Statements on this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's cash equivalents and short-term investments are subject to market risk, primarily interest rate and credit risk. The Company's investments are managed by outside professional managers within investment guidelines set by the Company. Such guidelines include security type, credit quality and maturity and are intended to limit market risk by restricting the Company's investments to high quality debt instruments with relatively short-term maturities. The Company does not use derivative financial instruments in its investment portfolio. Based upon the weighted average duration of the Company's investments at July 3, 2005, a hypothetical 100 basis point increase in short-term interest rates would result in an unrealized loss in market value of the Company's investments totaling approximately $11.7 million. However, because the Company's debt securities are classified as available-for-sale, no gains or losses are recognized by the Company in its results of operations due to changes in interest rates unless such securities are sold prior to maturity. These investments are reported at fair value with the related unrealized gains or losses being included in accumulated other comprehensive income, a component of stockholders' equity. The Company generally holds securities until maturity.

The Company's sales outside the United States are transacted in U.S. dollars; accordingly, the Company's sales are not generally impacted by foreign currency rate changes. To date, fluctuations in foreign currency exchange rates have not had a material impact on the results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

THREE YEARS ENDED JULY 3, 2005	2005	2004	2003
Net revenues	$1,049,694	$807,281	$606,573
Cost of sales	219,188	185,960	155,066
Gross profit	830,506	621,321	451,507
Expenses:			
Research and development	131,429	104,620	91,410
Selling, general and administrative	109,448	79,971	65,586
	240,877	184,591	156,996
Operating income	589,629	436,730	294,511
Interest income, net	30,335	25,483	38,715
Income before income taxes	619,964	462,213	333,226
Provision for income taxes	185,990	134,042	96,635
Net income	$ 433,974	$328,171	$236,591
Basic earnings per share	$ 1.41	$ 1.05	$ 0.76
Shares used in the calculation of basic earnings per share	307,426	312,063	313,115
Diluted earnings per share	$ 1.38	$ 1.02	$ 0.74
Shares used in the calculation of diluted earnings per share	315,067	321,456	321,375
Cash dividends per share	$ 0.36	$ 0.28	$ 0.21

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

JULY 3, 2005 AND JUNE 27, 2004	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 323,181	$ 203,542
Short-term investments	1,467,731	1,452,998
Accounts receivable, net of allowance for doubtful accounts of $1,713 ($1,762 in 2004)	125,864	79,142
Inventories:		
Raw materials	3,664	3,353
Work-in-process	22,854	22,217
Finished goods	7,810	7,134
Total inventories	34,328	32,704
Deferred tax assets	38,298	44,912
Prepaid expenses and other current assets	17,907	18,797
Total current assets	2,007,309	1,832,095
Property, plant and equipment, at cost:		
Land, buildings and improvements	167,218	143,077
Manufacturing and test equipment	375,163	338,208
Office furniture and equipment	3,389	3,399
	545,770	484,684
Accumulated depreciation and amortization	(324,742)	(283,604)
Net property, plant and equipment	221,028	201,080
Other non current assets	57,897	54,528
Total assets	$2,286,234	$2,087,703
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 11,800	$ 14,410
Accrued payroll and related benefits	63,787	54,339
Deferred income on shipments to distributors	43,708	41,862
Income taxes payable	68,389	71,985
Other accrued liabilities	20,055	20,018
Total current liabilities	207,739	202,614
Deferred tax and other long-term liabilities	71,461	74,484
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value, 2,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.001 par value, 2,000,000 shares authorized; 306,587 shares issued and outstanding at July 3, 2005 (308,548 shares at June 27, 2004)	307	309
Additional paid-in capital	926,456	815,163
Accumulated other comprehensive income, net of tax	(2,839)	(2,460)
Retained earnings	1,083,110	997,593
Total stockholders' equity	2,007,034	1,810,605
Total liabilities and stockholders' equity	$2,286,234	$2,087,703

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

THREE YEARS ENDED JULY 3, 2005	2005	2004	2003
Cash flow from operating activities:			
Net income	$ 433,974	$ 328,171	$ 236,591
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	48,837	48,745	45,903
Tax benefit from stock option transactions	37,591	35,746	37,321
Stock-based compensation	20,782	—	—
Change in operating assets and liabilities:			
Decrease (increase) in accounts receivable	(46,722)	952	1,353
Decrease (increase) in inventories	(1,624)	(610)	(3,152)
Decrease (increase) in deferred tax assets	(4,413)	7,809	(7,427)
Decrease (increase) in prepaid expenses and other current assets	890	267	1,344
Decrease (increase) in long-term assets	1,000	(2,750)	(1,750)
Increase (decrease) in accounts payable, accrued payroll and other accrued liabilities	2,751	21,225	(52)
Increase (decrease) in deferred income on shipments to distributors	1,846	(2,816)	(1,490)
Increase (decrease) in income taxes payable	(3,596)	18,707	(10,075)
Increase (decrease) in deferred tax liabilities	1,402	2,382	(14,333)
Cash provided by operating activities	492,718	457,828	284,233
Cash flow from investing activities:			
Purchase of short-term investments	(1,219,638)	(908,557)	(881,284)
Proceeds from sales and maturities of short-term investments	1,204,225	897,550	775,617
Purchase of property, plant and equipment	(62,127)	(20,724)	(6,609)
Cash used in investing activities	(77,540)	(31,731)	(112,276)
Cash flow from financing activities:			
Issuance of common shares under employee stock plans	72,651	60,626	48,422
Purchase of common stock	(257,218)	(331,937)	(230,005)
Payment of cash dividends	(110,972)	(87,520)	(65,804)
Cash used in financing activities	(295,539)	(358,831)	(247,387)
Increase (decrease) in cash and cash equivalents	119,639	67,266	(75,430)
Cash and cash equivalents, beginning of period	203,542	136,276	211,706
Cash and cash equivalents, end of period	$ 323,181	$ 203,542	$ 136,276
Supplemental disclosures of cash flow information:			
Cash paid during the fiscal year for income taxes	$ 154,482	$ 68,496	$ 90,637

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

THREE YEARS ENDED JULY 3, 2005	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance at June 30, 2002	316,150	$316	$672,600	$ —	$1,108,538	$1,781,454
Issuance of common stock for cash under employee stock option and stock purchase plans	4,946	5	48,417	—	—	48,422
Tax benefit from stock option transactions	—	—	37,321	—	—	37,321
Purchase and retirement of common stock	(8,390)	(8)	(18,254)	—	(211,743)	(230,005)
Cash dividends — $0.21 per share	—	—	—	—	(65,804)	(65,804)
Comprehensive income:						
Unrealized gain on available for sale investments, net of tax	—	—	—	6,950	—	6,950
Net income	—	—	—	—	236,591	236,591
Comprehensive income	—	—	—	—	—	243,541
Balance at June 29, 2003	312,706	313	740,084	6,950	1,067,582	1,814,929
Issuance of common stock for cash under employee stock option and stock purchase plans	4,253	4	60,622	—	—	60,626
Tax benefit from stock option transactions	—	—	35,746	—	—	35,746
Purchase and retirement of common stock	(8,411)	(8)	(21,289)	—	(310,640)	(331,937)
Cash dividends — $0.28 per share	—	—	—	—	(87,520)	(87,520)
Comprehensive income:						
Unrealized loss on available for sale investments, net of tax	—	—	—	(9,410)	—	(9,410)
Net income	—	—	—	—	328,171	328,171
Comprehensive income	—	—	—	—	—	318,761
Balance at June 27, 2004	308,548	309	815,163	(2,460)	997,593	1,810,605
Issuance of common stock for cash under employee stock option, restricted stock and stock purchase plans	5,078	5	72,646	—	—	72,651
Tax benefit from stock option transactions	—	—	37,591	—	—	37,591
Purchase and retirement of common stock	(7,039)	(7)	(19,726)	—	(237,485)	(257,218)
Cash dividends — $0.36 per share	—	—	—	—	(110,972)	(110,972)
Stock-based compensation expense	—	—	20,782	—	—	20,782
Comprehensive income:						
Unrealized loss on available for sale investments, net of tax	—	—	—	(379)	—	(379)
Net income	—	—	—	—	433,974	433,974
Comprehensive income	—	—	—	—	—	433,595
Balance at July 3, 2005	306,587	$307	$926,456	($ 2,839)	$1,083,110	$2,007,034

See accompanying notes.

LINEAR TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Significant Accounting Policies

Description of Business

Linear Technology Corporation (together with its consolidated subsidiaries, "Linear Technology" or the "Company") designs, manufactures and markets a broad line of standard high performance linear integrated circuits. Applications for the Company's products include telecommunications, cellular telephones, networking products, notebook computers, computer peripherals, video/multimedia, industrial instrumentation, security monitoring devices, high-end consumer products such as digital cameras and MP3 players, complex medical devices, automotive electronics, factory automation, process control, and military and space systems. The Company was organized and incorporated in 1981.

Basis of Presentation

The Company operates on a 52/53-week work year, ending on the Sunday nearest June 30. Fiscal year 2005 was a 53-week work year, with the additional week falling in the three month period ended January 2, 2005, the Company's second-quarter. Fiscal 2004 and 2003 were 52-week years. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant inter-company accounts and transactions. Accounts denominated in foreign currencies have been translated using the U.S. dollar as the functional currency.

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents and Short-term Investments

Cash equivalents are highly liquid investments purchased with original maturities of three months or less at the time of purchase. Investments with maturities over three months at the time of purchase are classified as short-term investments.

The Company accounts for its investment instruments in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." At July 3, 2005 and June 27, 2004, all of the Company's short-term investments in debt and equity securities were classified as available-for-sale under SFAS 115. Short-term investments consist primarily of highly liquid debt securities with a maturity of greater than three months when purchased. The Company classifies investments with maturities greater than twelve months as short-term investment as it considers all investments as a potential source of operating cash regardless of maturity date. In addition to debt securities, a small portion of the Company's short-term investment balance consists of an equity investment in a publicly traded company. The Company's debt and equity securities are carried at fair market value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. The fair value of investments is determined using quoted market prices for those securities.

Concentrations of Credit Risk

The Company's investment policy restricts investments to high credit quality investments with maturities of three years or less and limits the amount invested with any one issuer. Concentrations of credit risk with respect to accounts receivable are generally not significant due to the diversity of the Company's customers and geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, primarily letters of credit, as deemed necessary.

No single end customer has accounted for 10% or more of the Company's net revenues. The Company's primary domestic distributor, Arrow Electronics, accounted for 13% of net revenues during fiscal 2005 and 18%

Note 1. Description of Business and Significant Accounting Policies (Continued)

of accounts receivable as of July 3, 2005; 15% of net revenues during fiscal 2004 and 20% of accounts receivable as of June 27, 2004; 15% of net revenues during fiscal 2003 and 18% of accounts receivable as of June 29, 2003. Distributors are not end customers, but rather serve as a channel of sale to many end users of the Company's products. No other distributor or end customer accounted for 10% or more of net revenues for fiscal 2005, 2004, and 2003.

The Company's assets, liabilities and cash flows are predominantly U.S. dollar denominated, including those of its foreign operations. However, the Company's foreign subsidiaries have certain assets, liabilities and cash flows that are subject to foreign currency risk. The Company considers this risk to be minor and, for the three years ended July 3, 2005, had not utilized derivative instruments to hedge foreign currency risk or for any other purpose. Gains and losses resulting from foreign currency fluctuations are recognized in income currently and were not material for all periods presented.

Inventories

The Company values inventories at the lower of cost or market on a first-in, first-out basis. The Company records charges to write-down inventories for unsalable, excess or obsolete raw materials, work-in-process and finished goods. Newly introduced parts are generally not valued until success in the market place has been determined by a consistent pattern of sales and backlog among other factors. In addition to write-downs based on newly introduced parts, judgmental assessments are calculated for the remaining inventory based on salability, obsolescence, historical experience and current business conditions.

Property, Plant and Equipment and Other Non Current Assets

Depreciation for property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets (3-7 years for equipment and 10-30 years for buildings and building improvements). Leasehold improvements are depreciated over the shorter of the asset's useful life or the expected term of the lease. Depreciation expense for fiscal 2005, 2004 and 2003 was $42.2 million, $43.1 million and $44.0 million, respectively.

Other non-current assets principally relate to technology agreements and non-current deferred tax assets. Technology agreements are generally amortized over their contractual periods, primarily 3 to 10 years using the straight-line method of amortization. Non-current deferred tax assets totaled $11.0 million as of July 3, 2005. Non-current deferred tax assets relate to stock based compensation and foreign tax credits.

The Company performs reviews of its long-lived assets to determine whether facts and circumstances exist which indicate that the carrying amount of the assets may not be recoverable or that the useful life is shorter than originally estimated.

Long-lived assets (including property, plant and equipment and intangible assets) by geographic area were as follows:

In thousands	2005	2004
United States	$210,965	$209,813
Malaysia	25,383	24,549
Singapore	31,550	21,246
Total long-lived assets	$267,898	$255,608

Advertising Expense

The Company expenses advertising costs in the period in which they occur. Advertising expenses for fiscal 2005, 2004 and 2003 were approximately $7.1 million, $6.2 million and $5.3 million, respectively.

Note 1. Description of Business and Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes net revenues when the earning process is complete, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. Revenue from the Company's sales to domestic distributors is recognized under agreements which provide for certain sales price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the domestic distributors sell the merchandise. The Company relieves inventory and records a receivable on the initial sale to the distributor as title has passed to the distributor and payment is collected on the receivable within normal trade terms. The income to be derived from distributor sales is recorded under current liabilities on the balance sheet as "Deferred income on shipments to distributors" until such time as the distributor confirms a final sale to its end customer. The Company's sales to international distributors are made under agreements which permit limited stock return privileges but not sales price rebates. Revenue on these sales is recognized upon shipment at which time title passes. The Company estimates international distributor returns based on historical data and current business expectations and defers a portion of international distributor sales and costs based on these estimated returns.

Product Warranty and Indemnification

The Company's warranty policy provides for the replacement of defective parts. In certain large contracts, the Company has agreed to negotiate in good faith a warranty settlement in the event that an epidemic failure of its parts were to take place. To date there have been no such occurrences. Warranty expense historically has been negligible.

The Company provides a limited indemnification of customers against intellectual property infringement claims related to the Company's products. In certain cases, there are limits on and exceptions to the Company's potential liability for indemnification relating to intellectual property infringement claims. To date, the Company has not incurred any significant indemnification expenses relating to intellectual property infringement claims. The Company cannot estimate the amount of potential future payments, if any, that the Company might be required to make as a result of these agreements, and accordingly, the Company has not accrued any amounts for its indemnification obligations.

Stock Based Compensation

As permitted by Statement of Financial Accounting Standard 148 (SFAS 148), "Accounting for Stock-Based Compensation-Transition and Disclosure," and Statement of Financial Accounting Standard 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company continues to apply the accounting provisions of Accounting Principles Board opinion 25 (APB 25), and related interpretations, with regard to the measurement of compensation cost for options granted under the Company's equity compensation plans. Compensation expense is recorded if on the date of grant the current fair value per share of the underlying stock exceeds the exercise price per share.

During the first quarter of fiscal 2005, the Company issued restricted stock to certain officers and employees who had been with the Company at least three years to encourage employee retention. Under this program, the Company issued 1,578,440 restricted shares with an exercise price of $0.001 per share and a grant date fair value of $37.05 per share. The right to sell the shares generally vests annually at the rate of 1/3 per year based upon continued employment; upon employee termination the Company has the right to buy back unvested shares at the exercise price. Pursuant to APB 25, the Company records compensation expense for the difference between the grant date fair value and the exercise price on a straight-line basis over the vesting period, which was $20.8 million for the twelve months ended July 3, 2005. There were no restricted stock grants prior to fiscal 2005.

During the third quarter of fiscal 2005, the Company accelerated the vesting of unvested stock options awarded more than one year prior to employees and officers under its stock option plans that had exercise prices greater than $37.04, the closing price of the stock on January 18, 2005. Unvested options to purchase approximately

Note 1. Description of Business and Significant Accounting Policies (Continued)

4.5 million shares became exercisable as a result of the vesting acceleration. Typically, the Company grants stock options that vest equally over a five-year period. The purpose of the accelerated vesting was to enable the Company to avoid recognizing in its income statement, compensation expense associated with these options in future periods, upon adoption of SFAS 123R in July 2005. The accumulated effect of the acceleration from January 18, 2005 onwards caused pro-forma stock-based compensation expense to increase for the twelve-month period ended July 3, 2005 over the corresponding period in fiscal 2004.

Had expense been recognized for stock options granted with a grant price equal to the current fair market value of the stock at the date of grant using the fair value method described in SFAS 123, using the Black-Scholes option-pricing model, the Company would have reported the following results of operations:

In thousands, except per share amounts	July 3, 2005	June 27, 2004	June 29, 2003
Net income, as reported	$ 433,974	$328,171	$236,591
Add: Stock based employee compensation expense included in reported net income, net of related tax effects	14,563	—	—
Deduct: Total stock-based compensation expense determined under the fair value method, net of tax	(137,816)	(75,207)	(75,867)
Pro forma net income	$ 310,721	$252,964	$160,724
Earning per share:			
Basic-as reported	$ 1.41	$ 1.05	$ 0.76
Basic-pro-forma	$ 1.01	$ 0.81	$ 0.51
Diluted-as reported	$ 1.38	$ 1.02	$ 0.74
Diluted-pro forma	$ 0.99	$ 0.79	$ 0.50

The financial effect of options granted was estimated using the Black-Scholes valuation model. The following assumptions were used in valuing the options for fiscal 2005, 2004 and 2003:

	2005	2004	2003
Expected lives in years	5.6	6.9	6.4
Expected volatility	42.3%	67.0%	66.0%
Dividend yields	0.8%	0.7%	0.7%
Risk free interest rates	3.6%	3.1%	3.1%

During fiscal 2005, the Company reevaluated the assumptions used to estimate the value of employee stock options granted during the year. The Company determined that implied volatility is more reflective of market conditions and a better indicator of expected volatility than historical volatility. In the past, the Company used historical volatility to value employee stock options. In addition, during the third and fourth quarter of fiscal 2005, the Company began using the simplified calculation of expected life, described in the SEC's Staff Accounting Bulletin 107, due to the Company shortening the contractual life of employee stock options from ten years to seven years. The Company believes this calculation provides a reasonable estimate of expected life for the Company's employee stock options.

Using the Black-Scholes option pricing model, the weighted average estimated fair value of employee stock options granted in fiscal 2005, 2004 and 2003 was $15.21, $26.06 and $16.35 per share, respectively. For the purposes of the pro-forma information, the estimated fair values of the employee stock options are amortized to expense using the straight-line method over the vesting period.

Note 1. Description of Business and Significant Accounting Policies (Continued)

Earnings Per Share

Basic earnings per share is calculated using the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated using the weighted average shares of common stock outstanding, plus the dilutive effect of stock options, calculated using the treasury stock method. The dilutive effect of stock options and restricted stock was 7,641,000, 9,393,000, and 8,260,000 shares for fiscal 2005, 2004, and 2003, respectively. The weighted average diluted common shares outstanding for fiscal 2005, 2004, and 2003 excludes the dilutive effect of approximately 12,352,000, 9,069,000, and 14,434,000 options, respectively, since such options have an exercise price in excess of the average market value of the Company's common stock during the fiscal year.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss components include unrealized gains or losses on available-for-sale securities, net of tax.

Segment Reporting

The Company competes in a single operating segment, and as a result, no segment information has been disclosed outside of geographical information. Disclosures about products and services, and major customers are included above in Note 1.

Export sales by geographic area were as follows:

In thousands	2005	2004	2003
Europe	$173,823	$140,486	$111,149
Japan	142,889	120,180	98,785
Rest of the World	414,276	309,050	203,484
Total export sales	$730,988	$569,716	$413,418

Recent Accounting Pronouncements

In October 2004, the Financial Accounting Standards Board (FASB) released FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 ("Jobs Act")" which provides guidance under FASB Statement No. 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the Jobs Act on enterprises' income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company has estimated that it may repatriate up to approximately $250.0 million of unremitted foreign earnings. However, the Company has not determined if it will repatriate these earnings and has not yet completed evaluating the tax impact of the repatriation provisions, if any. Accordingly, as provided for in FSP No. 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the effect of the repatriation provisions of the Jobs Act. The Company has until the end of fiscal 2006 to decide whether to repatriate the unremitted foreign earnings.

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard 123R (SFAS 123R), "Share-Based Payment." SFAS 123R addresses the requirements that an entity measure the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the award. The cost of such award will be recognized in the income statement over the period during which an employee is required to provide services in exchange for the award. The Company will be required to adopt this Statement during the first quarter of fiscal year 2006. SFAS 123R allows for either prospective recognition of compensation expense or retrospective recognition. The Company currently intends on applying prospective recognition.

Note 1. Description of Business and Significant Accounting Policies (Continued)

As permitted by SFAS 123, the Company currently accounts for share-based payments by applying the accounting provisions of APB 25's intrinsic value method and, as such, the Company generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will have a significant impact on the Company's results of operations due to the amortization of the outstanding unvested share-based awards through their vesting period, although it will have no added impact on the Company's overall financial position. The financial impact in future periods will depend on the level of share-based awards granted in the future. Had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro-forma net income and earnings per share in Note 1.

Note 2. Short-term Investments

The following is a summary of available-for-sale short-term investments at July 3, 2005:

In thousands	Amortized Cost	Unrealized Gain	Unrealized (Loss) (1)	Fair Value
Publicly traded equity securities	$ 524	$1,920	$ —	$ 2,444
U.S. Treasury securities and obligations of U.S. government agencies	654,056	10	(2,900)	651,166
Municipal bonds	701,469	—	(3,000)	698,469
Corporate debt securities and other	271,092	2	(712)	270,382
Money market funds	116,540	—	—	116,540
Total	$1,743,681	$1,932	$(6,612)	$1,739,001
Amounts included in:				
Cash equivalents	$ 271,270	$ —	$ —	$ 271,270
Short-term investments	1,472,411	1,932	(6,612)	1,467,731
Total securities	$1,743,681	$1,932	$(6,612)	$1,739,001

The following is a summary of available-for-sale short-term investments at June 27, 2004:

In thousands	Amortized Cost	Unrealized Gain	Unrealized (Loss) (1)	Fair Value
U.S. Treasury securities and obligations of U.S. government agencies	$ 390,296	$207	$(1,640)	$ 388,863
Municipal bonds	685,036	407	(2,496)	682,947
Corporate debt securities and other	555,898	136	(614)	555,420
Total	$1,631,230	$750	$(4,750)	$1,627,230
Amounts included in:				
Cash equivalents	$ 174,232	$ —	$ —	$ 174,232
Short-term investments	1,456,998	750	(4,750)	1,452,998
Total securities	$1,631,230	$750	$(4,750)	$1,627,230

(1) The Company evaluated the nature of the investments with a loss position at July 3, 2005 and June 27, 2004, which are primarily obligations of the U.S. government and its agencies, municipal bonds and U.S. corporate notes. In evaluating the investments the Company considered the duration of the impairments, and the amount of the impairments relative to the underlying portfolio and concluded that such amounts were not "other-than-temporary" as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Note 2. Short-term Investments (Continued)

The Company principally holds securities until maturity, however, they may be sold under certain circumstances. Unrealized losses greater than twelve months old were not significant as of July 3, 2005 and June 27, 2004.

The estimated fair value of available-for-sale investments in debt securities by effective maturity date, is as follows:

In thousands	July 3, 2005	June 27, 2004
Due in one year or less	$ 718,222	$ 745,834
Due after one year through three years	747,065	707,164
Total	$1,465,287	$1,452,998

Note 3. Intangible Assets

The Company's intangible assets are a component of other non-current assets. The Company amortizes its intangible assets with definite lives over periods ranging from 3 to 10 years using the straight-line method of amortization. The weighted remaining amortization period at July 3, 2005 is 7.3 years. The Company's intangible assets consist of technology licenses only. Amortizable intangible assets at July 3, 2005 and June 27, 2004 are as follows:

In thousands	July 3, 2005	June 27, 2004
Gross carrying amount	$ 61,070	$61,070
Accumulated amortization	(14,199)	(7,542)
Total intangible assets	$ 46,871	$53,528

Amortization expense associated with intangible assets for fiscal 2005 and fiscal 2004 were $6.7 million and $5.7 million, respectively. Amortization expense for the net carrying amount of intangible assets at July 3, 2005 is estimated to be $6.8 million in fiscal 2006, $6.8 million in fiscal 2007, $6.8 million in fiscal 2008, $5.7 million in fiscal 2009, and $5.7 million in fiscal 2010.

Note 4. Employee Benefit Plans

Stock Option Plans

The Company has stock option plans under which options to purchase shares of the Company's common stock may be granted to employees and directors. At July 3, 2005, the total authorized number of shares under all plans was 184 million. At July 3, 2005, 17.9 million shares were available for grant under all plans. Options generally become exercisable over a five-year period (generally 10% every six months.) Options granted prior to January 11, 2005 expire ten years after the date of grant, options granted after January 11, 2005 expire seven years after the date of the grant.

Note 4. Employee Benefit Plans (Continued)

The following table summarizes the stock option activity under all stock option plans:

	Stock Options Outstanding	Weighted-Average Exercise Price
Outstanding options, June 30, 2002	38,892,960	$22.72
Granted	8,075,530	25.68
Forfeited and expired	(736,546)	34.85
Exercised	(4,710,476)	9.06
Outstanding options, June 29, 2003	41,521,468	$24.58
Granted	4,360,000	39.66
Forfeited and expired	(824,630)	37.31
Exercised	(4,063,488)	13.49
Outstanding options, June 27, 2004	40,993,350	$27.03
Granted	4,212,250	36.62
Forfeited and expired	(715,225)	39.88
Exercised	(4,770,747)	13.88
Outstanding options, July 3, 2005	39,719,628	$29.39
Options exercisable at:		
June 29, 2003	27,474,426	$20.17
June 27, 2004	29,134,480	23.46
July 3, 2005	32,433,491	28.48

The following table sets forth certain information with respect to employee stock options outstanding and exercisable at July 3, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Stock Options Exercisable	Weighted Average Exercise Price
$ 6.19 – $12.97	7,855,850	$10.17	1.91	7,855,850	$10.17
$12.98 – $25.05	9,188,753	21.93	5.54	7,496,236	21.23
$25.06 – $40.90	16,712,725	35.40	6.41	11,119,105	35.06
$40.91 – $55.88	5,962,300	49.38	5.58	5,962,300	49.38
$ 6.19 – $55.88	39,719,628	$29.39	5.20	32,433,491	$28.48

Stock Purchase Plan

The Company's stock purchase plan ("ESPP") permits eligible employees to purchase common stock through payroll deductions at the lower of 85% of the fair market value of common stock at the beginning or end of each six month offering period. The offering periods commence on approximately May 1 and November 1 of each year. At July 3, 2005, the shares reserved for issuance under this plan totaled 8.4 million and 7.9 million shares had been issued under this plan. During fiscal 2005, 0.2 million shares were issued at a weighted-average price of $30.68 per share pursuant to this plan.

Note 4. Employee Benefit Plans (Continued)

Restricted Stock

During the first quarter of fiscal 2005, to encourage employee retention the Company issued restricted stock to certain officers and employees who had been with the Company at least three years. Under this program, the Company issued 1,578,440 restricted shares with an exercise price of $0.001 per share and a grant date fair value of $37.05 per share. The right to sell the shares generally vests annually at the rate of 1/3 per year based upon continued employment; upon employee termination the Company has the right to buy back unvested shares at the exercise price. During fiscal 2005, approximately 90,000 restricted shares vested and 18,000 unvested restricted shares were repurchased.

Retirement Plan

The Company has established a 401(k) retirement plan for its qualified U.S. employees. Contributions made by the Company to this plan were approximately $10.1 million, $7.2 million and $5.7 million in fiscal 2005, 2004 and 2003, respectively.

Note 5. Income Taxes

The components of income before income taxes are as follows:

In thousands	2005	2004	2003
United States operations	$567,146	$422,786	$299,828
Foreign operations	52,818	39,427	33,398
	$619,964	$462,213	$333,226

The provision for income taxes consists of the following:

In thousands	2005	2004	2003
United States federal:			
Current	$174,973	$117,024	$105,972
Deferred	(4,459)	8,129	(15,347)
	170,514	125,153	90,625
State:			
Current	11,103	4,718	6,493
Deferred	430	2,324	(2,960)
	11,533	7,042	3,533
Foreign:			
Current	2,925	2,108	1,580
Deferred	1,018	(261)	897
	3,943	1,847	2,477
	$185,990	$134,042	$ 96,635

Actual current federal and state tax liabilities are lower than the amounts reflected above by the tax benefit from stock option activity of approximately $37,591,000, $35,746,000, and $37,321,000, for fiscal 2005, 2004 and 2003, respectively. The tax benefit from stock option activity is recorded as a reduction in current income taxes payable and an increase in additional paid-in capital.

Note 5. Income Taxes (Continued)

The provision for income taxes reconciles to the amount computed by applying the statutory U.S. Federal rate at 35% to income before income taxes as follows:

In thousands	2005	2004	2003
Tax at U.S. statutory rate	$216,987	$161,775	$116,629
State income taxes, net of federal benefit	7,497	4,577	2,296
Earnings of foreign subsidiaries subject to lower rates	(8,101)	(6,676)	(5,007)
Tax-exempt interest income	(6,021)	(5,824)	(8,142)
Export sales benefit	(15,816)	(11,550)	(6,825)
Other	(8,556)	(8,260)	(2,316)
	$185,990	$134,042	$ 96,635

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities recorded in the balance sheet as of July 3, 2005 and June 27, 2004 are as follows:

In thousands	2005	2004
Deferred tax assets:		
Inventory valuation	$14,545	$15,225
Deferred income on shipments to distributors	16,152	15,446
Taxes of foreign subsidiaries	6,910	6,137
Stock based compensation	6,175	—
Other	5,542	8,104
Total deferred tax assets	49,324	44,912
Deferred tax liabilities:		
Depreciation and amortization	$ 7,113	$10,357
Unremitted earnings of subsidiaries	13,109	9,537
Interest income of subsidiaries	6,910	6,137
Total deferred tax liabilities	27,132	26,031
Net deferred tax assets	$22,192	$18,881

The Company has a partial tax holiday in Singapore whereby the local statutory rate is significantly reduced. The tax holiday is effective through August 2011 and may be extended through August 2014, if certain conditions are met. The Company's current Malaysia tax holiday expired in July 2005. This has been replaced by a partial tax holiday, which is effective through July 2015 whereby the local statutory rate is significantly reduced.

The impact of the Singapore and Malaysia tax holidays was to increase net income by approximately $4,811,000 ($0.02 per diluted share) in fiscal 2005, $4,271,000 ($0.01 per diluted share) in fiscal 2004, and $3,439,000 ($0.01 per diluted share) in fiscal 2003. The Company does not provide a residual U.S. tax on a portion of the undistributed earnings of its Singapore and Malaysia subsidiaries, as it is the Company's intention to permanently invest these earnings overseas. Should these earnings be remitted to the U.S. parent, additional U.S. taxable income would be approximately $240,799,000.

The Internal Revenue Service (IRS) has examined the Company's consolidated income tax returns through the fiscal year ending July 1, 2001. As a result of the most recent examination for the five fiscal years ending July 1, 2001, the IRS has proposed certain adjustments to the amounts reflected by the Company as a tax benefit for its export sales. The Company disputes the proposed adjustments and intends to pursue the matter through applicable IRS and judicial procedures as appropriate (see "Note 6: Commitment and Contingencies").

Note 5. Income Taxes (Continued)

The Company is currently under audit by the IRS for periods beginning July 02, 2001 and July 01, 2002. Management believes that an adequate amount of taxes and related interest and penalty, if any, have been provided for any adjustment that may result from these years.

Note 6. Commitments and Contingencies

Contractual Obligations

The Company leases certain of its facilities under operating leases, some of which have options to extend the lease period. In addition, the Company has entered into long-term land leases for the sites of its Singapore and Malaysia manufacturing facilities.

At July 3, 2005, future minimum lease payments under non-cancelable operating leases having an initial term in excess of one year were as follows: fiscal 2006: $3.9 million; fiscal 2007: $3.4 million; fiscal 2008: $2.9 million; fiscal 2009: $2.5 million; fiscal 2010: $1.7 million; and thereafter: $2.7 million.

Total rent expense was $4.9 million, $4.7 million, and $4.0 million in fiscal 2005, 2004 and 2003, respectively.

At the end of fiscal 2005 the Company entered into a purchase agreement of approximately $22.0 million for two buildings it currently leases. The agreement is contingent upon the owner selling a third building that the Company currently leases. The effect of the agreement will not be significant to the Company's overall results of operation or financial position.

Litigation

The Company is subject to contingencies, including legal proceedings arising out of a wide range of matters, including, among others, patent suits and employment claims. While it is impossible to ascertain the ultimate legal and financial liability with respect to these lawsuits, the Company believes that the aggregate amount of such liabilities, if any, will not have a material adverse effect on the consolidated financial position or results of operation of the Company.

Tax Matters

The Internal Revenue Service (IRS) has examined the Company's consolidated income tax returns through the fiscal year ending July 1, 2001. As a result of the most recent examination for the five fiscal years ending July 1, 2001, the IRS has proposed certain adjustments to the amounts reflected by the Company as a tax benefit for its export sales. The Company disputes the proposed adjustments and intends to pursue the matter through applicable IRS and judicial procedures as appropriate. If the IRS prevails in its position, the Company's federal income tax due for the five fiscal years ending July 1, 2001 will increase by approximately $24 million plus interest. The Company's income taxes payable includes an estimated amount to cover a portion of this potential liability. However, as the final outcome of the proposed adjustment is uncertain, there is a possibility that this matter will be resolved either more or less favorably and the adjustment, if any, may exceed the estimates provided for by the Company. Accordingly, the resolution of this matter may have a material adverse impact on the results of operations in the period in which the matter is ultimately resolved or in the period that the outcome becomes probable and reasonably estimable. However, the adjustment will not have a material adverse effect on the Company's financial position or cashflows.

Note 7. Quarterly Information (Unaudited)

In thousands, except per share amounts **Quarter Ended Fiscal 2005**	**July 3, 2005**	**April 3, 2005**	**Jan. 2, 2005**	**Sept. 26, 2004**
Net revenues	$255,811	$290,734	$250,121	$253,028
Gross profit	201,952	234,134	196,231	198,189
Net income	106,047	121,633	102,818	103,476
Basic earnings per share	0.35	0.39	0.33	0.34
Diluted earnings per share	0.34	0.39	0.33	0.33
Cash dividends per share	0.10	0.10	0.08	0.08
Stock price range per share:				
High	39.21	40.31	40.04	39.74
Low	35.43	36.15	35.71	34.42

In thousands, except per share amounts **Quarter Ended Fiscal 2004**	**June 27, 2004**	**March 28, 2004**	**Dec. 28, 2003**	**Sept. 28, 2003**
Net revenues	$238,050	$209,133	$186,021	$174,077
Gross profit	184,872	161,537	142,244	132,668
Net income	98,816	85,549	74,335	69,471
Basic earnings per share	0.32	0.27	0.24	0.22
Diluted earnings per share	0.31	0.27	0.23	0.22
Cash dividends per share	0.08	0.08	0.06	0.06
Stock price range per share:				
High	39.78	44.95	44.33	41.94
Low	35.37	35.88	35.93	32.38

The stock activity in the above table is based on the high and low closing prices. These prices represent quotations between dealers without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions. The Company's common stock is traded on the NASDAQ National market System under the symbol LLTC.

At July 3, 2005, there were approximately 1,570 stockholders of record.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Linear Technology Corporation

We have audited the accompanying consolidated balance sheets of Linear Technology Corporation as of July 3, 2005 and June 27, 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended July 3, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Linear Technology Corporation at July 3, 2005 and June 27, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 3, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Linear Technology Corporation's internal control over financial reporting as of July 3, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Jose, California
August 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Linear Technology Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Linear Technology Corporation maintained effective internal control over financial reporting as of July 3, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Linear Technology Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Linear Technology Corporation maintained effective internal control over financial reporting as of July 3, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Linear Technology Corporation maintained, in all material respects, effective internal control over financial reporting as of July 3, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Linear Technology Corporation and our report dated August 31, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Jose, California
August 31, 2005

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information that the Company is required to disclose in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

The management of Linear Technology is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f). Linear's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

Linear's management assessed the effectiveness of the Company's internal control over financial reporting as of July 3, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework. Based on its assessment management believes that, as of July 3, 2005, the Company's internal control over financial reporting is effective based on the COSO criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of July 3, 2005 has been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Controls Over Financial Reporting

There was no change in the Company's internal controls over financial reporting that occurred during the fourth quarter of fiscal 2005 that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICER OF THE REGISTRANT

The information required by this item for the Company's directors is incorporated herein by reference to the 2005 Proxy Statement, under the caption "Proposal One — Election of Directors," and for the executive officers of the Company, the information is included in Part I hereof under the caption "Executive Officers of the Registrant." The information required by this item with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the 2005 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company had adopted a Code of Business Conduct and Ethics that applies to all of its employees, including its Chief Executive Officer, Chief Financial Officer, and its principal accounting officers. The Company's Code of Business Conduct and Ethics is posted on its website at *http://www.linear-tech.com/*. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics by posting such information on its website, at the address specified above.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the 2005 Proxy Statement, under the section titled "Executive Officer Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNER AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the 2005 Proxy Statement, under the section titled "Beneficial Security Ownership of Directors, Executive Officers and Certain Other Beneficial Owners" and "Securities Authorized for Issuance Under Equity Compensation Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the 2005 Proxy Statement, under the section titled "Fees Billed To The Company By Ernst & Young LLP During The Fiscal Year Ended July 3, 2005."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS

(a) 1. Financial Statements

The following consolidated financial statements are included in Item 8:

Consolidated Statements of Income for each of the three years in the period ended July 3, 2005
Consolidated Balance Sheets as of July 3, 2005 and June 27, 2004
Consolidated Statements of Cash Flows for each of the three years in the period ended July 3, 2005
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended July 3, 2005
Report of Independent Registered Public Accounting Firm

2. Schedules

VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions (1)	Balance at End of Period
Allowance for doubtful accounts:				
Year ended June 29, 2003	$1,302	$1,000	$540	$1,762
Year ended June 27, 2004	$1,762	$ —	$ —	$1,762
Year ended July 3, 2005	$1,762	$ —	$ 49	$1,713

(1) Write-offs of doubtful accounts.

Schedules other than the schedule listed above have been omitted since they are either not required or the information is included elsewhere.

3. Exhibits

The Exhibits which are filed with this report or which are incorporated by reference herein are set forth in the Exhibit Index.

(c) Exhibit Index

3.1 Certificate of Incorporation of Registrant. (9)

3.3 Bylaws of Registrant. (9)

10.1 1981 Incentive Stock Option Plan, as amended, and form of Stock Option Agreements, as amended (including Restricted Stock Purchase Agreement).(*)(3)

10.11 Agreement to Build and Lease dated January 8, 1986 between Callahan-Pentz Properties, McCarthy Six and the Registrant.(1)

10.25 1986 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement.(*)(2)

10.35 1988 Stock Option Plan, as amended, form of Incentive Stock Option Agreement, as amended, and form of Non-statutory Stock Option Agreement, as amended.(*)(6)

10.36 Form of Indemnification Agreement. (9)

10.45 Land lease dated March 30, 1993 between the Registrant and the Singapore Housing and Development Board.(4)

10.46 Land lease dated November 20, 1993 between the Registrant and the Penang Development Corporation. (5)

10.47 1996 Incentive Stock Option Plan, form of Incentive Stock Option Agreement and form of Nonstatutory Stock Option Agreement.(*) (7)

10.48 1996 Senior Executive Bonus Plan, as amended July 25, 2000.(*) (8)

10.49 2001 Nonstatutory Stock Option Plan, as amended July 23, 2002, and form of Stock Option Agreement.(*)(11)

10.50 Employment Agreement dated January 15, 2002 between the Registrant and Robert H. Swanson, Jr. (*) (10)

10.51 Employment Agreement dated January 15, 2002 between the Registrant and Paul Coghlan. (*) (10)

10.52 Employment Agreement dated January 15, 2002 between the Registrant and Robert C. Dobkin. (*) (10)

11.1 Computation of earnings per share. (see Consolidated Statements of Income in Item 8).

21.1 Subsidiaries of Registrant.

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Power of Attorney

31.1 Certification of Chief Executive Officer.

31.2 Certification of Chief Financial Officer.

32.1 Certification of Lothar Maier and Paul Coghlan Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

(*) The item listed is a compensatory plan of the Company.

(1) Incorporated by reference to identically numbered exhibits filed in response to Item 16(a), "Exhibits," of the Registrant's Registration Statement on Form S-1 and Amendment No. 1 and Amendment No. 2 thereto (File No. 33-4766), which became effective on May 28, 1986.

(2) Incorporated by reference to identically numbered exhibit filed in response to Item 6, "Exhibits and Reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 1997.

(3) Incorporated by reference to identically numbered exhibit filed in response to Item 6, "Exhibits and Reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 30, 1990.

(4) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits," of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 27, 1993.

(5) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits," of the Registrant's Annual Report on Form 10-K for the fiscal year ended July 3, 1994.

(6) Incorporated by reference to identically numbered exhibit filed in response to Item 6, "Exhibits and Reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 1994.

(7) Incorporated by reference to Exhibits 4.1 and 4.2 of the Registrant's Registration Statement on Form S-8 filed with the Commission on July 30, 1999.

(8) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits," of the Registrant's Annual Report on Form 10-K for the fiscal year ended July 2, 2000.

(9) Incorporated by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits," of the Registrant's Annual Report on Form 10-K for the fiscal year ended July 1, 2001.

(10) Incorporated by reference to identically numbered exhibit filed in response to Item 6 "Exhibits and reports on Form 8-K," of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

(11) Incorporate by reference to identically numbered exhibit filed in response to Item 14(a)(3) "Exhibits," of the Registrants's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

LINEAR TECHNOLOGY CORPORATION
(Registrant)

By: /s/ Lothar Maier
Lothar Maier
Chief Executive Officer
September 8, 2005

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Lothar Maier and Paul Coghlan, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K/A, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Lothar Maier
Lothar Maier
Chief Executive Officer
(Principal Executive Officer)
September 8, 2005

/s/ Paul Coghlan
Paul Coghlan
Vice President of Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
September 8, 2005

/s/ Robert H. Swanson, Jr.
Robert H. Swanson, Jr.
Executive Chairman of the Board
September 8, 2005

/s/ Thomas S. Volpe
Thomas S. Volpe
Director
September 8, 2005

/s/ David S. Lee
David S. Lee
Director
September 8, 2005

/s/ Richard M. Moley
Richard M. Moley
Director
September 8, 2005

/s/ Leo T. McCarthy
Leo T. McCarthy
Director
September 8, 2005

Exhibit 21.1

LINEAR TECHNOLOGY CORPORATION

LIST OF SUBSIDIARIES

1. Linear Technology (U.K.) Limited
2. Linear Technology KK
3. Linear Technology GmbH
4. Linear Technology S.A.R.L.
5. Linear Technology PTE
6. Linear Technology Foreign Sales Corporation
7. Linear Technology (Taiwan) Corporation
8. Linear Technology Korea
9. Linear Semiconductor Sdn Bhd
10. Linear Technology A.B. (Sweden)
11. Linear Technology Corporation Limited (Hong Kong)
12. Linear Technology S.r.l. (Italy)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-8306, 33-27367, 33-37432, 333-40595, 33-57330, 33-58745, 333-84149, 333-60946 and 333-102542) pertaining to the 1986 Employee Stock Purchase Plan, 1981 Incentive Stock Option Plan, 1988 Incentive Stock Option Plan, 1996 Incentive Stock Option Plan, and 2001 Nonstatutory Stock Option Plan and Form of Stock Option Agreement of Linear Technology Corporation of our report dated August 31, 2005, with respect to the consolidated financial statements and schedule of Linear Technology Corporation, Linear Technology Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Linear Technology Corporation included in this Amendment No. 1 to the Annual Report (Form 10-K/A) for the year ended July 3, 2005.

/s/ Ernst & Young LLP

San Jose, California
September 2, 2005

Exhibit 31.1

CERTIFICATION

I, Lothar Maier, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Linear Technology Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, if any, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2005

/s/ Lothar Maier

Lothar Maier
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Paul Coghlan, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Linear Technology Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, if any, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 8, 2005

/s/ Paul Coghlan

Paul Coghlan
Vice President of Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Lothar Maier, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Linear Technology Corporation on Form 10-K/A for the fiscal year ended July 3, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K/A fairly presents in all material respects the financial condition and results of operations of Linear Technology Corporation.

By: /s/ Lothar Maier

Name: Lothar Maier
Title: Chief Executive Officer

I, Paul Coghlan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Linear Technology Corporation on Form 10-K/A for the fiscal year ended July 3, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K/A fairly presents in all material respects the financial condition and results of operations of Linear Technology Corporation.

By: /s/ Paul Coghlan

Name: Paul Coghlan
Title: Chief Financial Officer

Corporate Information

BOARD OF DIRECTORS

Robert H. Swanson, Jr.
Director since 1981
Executive Chairman
Co-Founder and Chief Executive Officer
Linear Technology Corporation
From 1981 to January 2005

David S. Lee (1)(2)
Director since 1988
Chairman of the Board
Cortelco Systems Holding Corp.
Manufacturer, Telecommunication
Systems and Products

Leo T. McCarthy (1)(2)
Director since 1994
President
The Daniel Group
International Consulting Firm
Former Lieutenant Governor
State of California

Richard M. Moley (1)(2)
Director since 1994
Former President and Chief Executive Officer
StrataCom, Inc.
Manufacturer, Telecommunication
Systems and Products

Thomas S. Volpe (1)(2)
Chairman of Audit Committee
Director since 1984
Founder & CEO
Volpe Investments LLC

OFFICERS

Robert H. Swanson, Jr.
Executive Chairman

Lothar Maier
Chief Executive Officer

David B. Bell
President

Paul V. Chantalat
Vice President, Quality and Reliability

Paul Coghlan
Vice President, Finance and Chief Financial Officer

Robert C. Dobkin
Vice President, Engineering and Chief Technical Officer

Alexander R. McCann
Chief Operating Officer

Richard E. Nickson
Vice President, North American Sales

Donald E. Paulus
Vice President, Power Management Products

David A. Quarles
Vice President, International Sales

Robert L. Reay
Vice President, Mixed Signal Products

Arthur F. Schneiderman
Secretary
Wilson, Sonsini, Goodrich & Rosati
Professional Corporation
Legal Counsel

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company N.A.
Providence, Rhode Island

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
San Jose, California

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:
Paul Coghlan
Vice President, Finance and CFO
Linear Technology Corporation
1630 McCarthy Blvd.
Milpitas, California 95035-7417

(1) Member of the Compensation Committee
(2) Member of the Audit Committee



Linear Technology Corporation
1630 McCarthy Blvd.
Milpitas, CA 95035
Tel: 408-432-1900
www.linear.com